NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT an Annual General and Special Meeting of holders of common shares of Exro Technologies Inc. (the “Company“) will be held at on Friday, July 9, 2021 at Suite 1000 – 355 Burrard Street, Vancouver, BC V6E 2G8 at 11:00 a.m. (Pacific Time), for the following purposes:

1.To receive the audited financial statements of the Company for its financial year ended December 31, 2020, together with the auditor’s report thereon;
2.To set the number of directors of the Company at eight;
3.To elect the directors of the Company for the ensuing year;
4.To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants as the auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;
5.To consider and, if thought appropriate, pass, an ordinary resolution confirming and approving the stock option plan of the Company, as more particularly described in the information circular;
6.To consider and, if thought appropriate, approve as special resolution approving the amendment of the Company's Articles such that the existing Articles be replaced in their entirety with the form of Articles set out in Schedule "D" to the accompanying Information Circular, as more particularly described in the information circular;
7.To consider, and if thought appropriate, approve, a special resolution approving an amendment to the Company’s Notice of Articles and Articles to create a class of preferred shares issuable in series, as more particularly described in the information circular; and
8.To transact such other business as may be properly brought before the Meeting or any adjournment(s) thereof.

Accompanying this Notice of Meeting is an Information Circular and Instrument of Proxy. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. A Registered Shareholder who is unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with TSX Trust Company (“TSX Trust”), by fax within and outside North America at 416- 595-9593 or by mail or by hand to 301 – 100 Adelaide St. W, Toronto, Ontario, M5H 4H1, within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the registered shareholder or by his or her attorney authorized in writing, or, if the registered shareholder is a corporation, by an officer or director thereof as an authorized signatory. The completed Instrument of Proxy must be deposited at the office of TSX Trust at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the Meeting.

NOTE OF CAUTION Concerning COVID-19 Outbreak
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At the date of this Notice and the accompanying Information Circular it is the intention of the Company to hold the Meeting at the location stated above in this Notice. We are continuously monitoring development of current coronavirus (COVID-19) outbreak (“COVID-19”). In light of the rapidly evolving public health guidelines related to COVID-19, we ask shareholders to consider voting their shares by proxy and not attend the meeting in person. Shareholders who do wish to attend the Meeting in person, should carefully consider and follow the instructions of the federal Public Health Agency of Canada: (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html). We ask that shareholders also review and follow the instructions of any regional health authorities of the Province of British Columbia, including the Vancouver Coastal Health Authority, the Fraser Health Authority and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu- like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the Meeting. All shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described on pages 2 to 4 of the Information Circular accompanying this Notice.

The Company reserves the right to take any additional precautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak, including: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of Canada within the 14 days immediately prior to the Meeting; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Company will announce any and all of these changes by way of news release, which will be filed under the Company’s profile on SEDAR as well as on our Company website at www.exro.com. We strongly recommend you check the Company’s website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Company will not prepare or mail amended Meeting Proxy Materials.

While registered shareholders are entitled to attend the Meeting in person, we strongly recommend that all Shareholders vote by proxy and accordingly ask that registered shareholders complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you hold your Common Shares in a brokerage account, you are a non-registered shareholder (“Beneficial Shareholder”). Beneficial Shareholders who hold their Common Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or VIF provided to them by their intermediary, in order to cast their vote.

DATED this 7th day of June, 2021.
BY ORDER OF THE BOARD OF DIRECTORS
“Sue Ozdemir”
Chief Executive Officer

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MANAGEMENT INFORMATION CIRCULAR

(as at June 7, 2021 unless otherwise indicated)

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Exro Technologies Inc. (the “Company”) for use at the annual general and special meeting (the “Meeting”) of shareholders of the Company to be held at 11:00 a.m. (Pacific time) on Friday, July 9, 2021, at Suite 1000 – 355 Burrard Street, Vancouver, BC V6E 2G8 and at any adjournments thereof for the purposes set out in the accompanying Notice of Meeting.

The board of directors of the Company (the “Board of Directors”) has fixed the record date for the Meeting as of the close of business on May 12, 2021 (the “Record Date”). Shareholders of record as of the Record Date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date.

NOTE OF CAUTION Concerning COVID-19 Outbreak

At the date of this Notice and the accompanying Information Circular it is the intention of the Company to hold the Meeting at the location stated above in this Notice. We are continuously monitoring development of current coronavirus (COVID-19) outbreak (“COVID-19”). In light of the rapidly evolving public health guidelines related to COVID-19, we ask shareholders to consider voting their shares by proxy and not attend the meeting in person. Shareholders who do wish to attend the Meeting in person, should carefully consider and follow the instructions of the federal Public Health Agency of Canada: (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html). We ask that shareholders also review and follow the instructions of any regional health authorities of the Province of British Columbia, including the Vancouver Coastal Health Authority, the Fraser Health Authority and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu- like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the Meeting. All shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described on pages 2 to 4 of the Information Circular accompanying this Notice.

The Company reserves the right to take any additional precautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak, including: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of Canada within the 14 days immediately prior to the Meeting; and (v) such other

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measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Company will announce any and all of these changes by way of news release, which will be filed under the Company’s profile on SEDAR as well as on our Company website at www.exro.com. We strongly recommend you check the Company’s website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Company will not prepare or mail amended Meeting Proxy Materials.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers or regular employees of the Company, none of whom will receive extra compensation for these activities. The cost of this solicitation will be borne by the Company.

If you are a Registered Shareholder, you can vote in person at the Meeting or by proxy as explained below. If you are a Beneficial Shareholder, follow the instructions provided by your Intermediary.

Appointment of Proxies

As a Registered Shareholder, you may wish to vote by proxy whether or not you are able to attend the Meeting in person.

The persons named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder of the Company) to attend and represent him or her at the Meeting, other than those persons named in the enclosed form of proxy. A shareholder who wishes to appoint some other person to present him or her at the Meeting may do so either by inserting that other person's name in the blank space provided in the form of proxy and signing the form of proxy, or by completing another proper form ofproxy.

Registered Shareholders electing to submit a proxy may do so by:

(a)completing, dating and signing the Proxy or some other suitable form of proxy and returning it to the Company’s transfer agent, TSX Trust Company (“TSX Trust”), by fax within and outside North America at 416-595-9593 or by mail or by hand to 301 – 100 Adelaide St. W, Toronto, Ontario, M5H 4H1;

(b)using the Internet through the website of the Company’s transfer agent at: www.voteproxyonline.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the proxy for the Shareholder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or the adjournment thereof at which the proxy is to be used.

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Voting by Proxy

Your Shares will be voted for or against or withheld from voting on each item listed on the proxy in accordance with your instructions on your proxy.

If you do not specify how you want to vote on any item listed on the Proxy, the directors or officers named in the Proxy will vote the Shares represented by the proxy FOR the approval of that item.

If you choose to appoint someone other than the directors or officers named in the Proxy to vote on your behalf at the Meeting, he or she will vote your Shares in accordance with your instructions. On items for which you do not specify how you want to vote, your proxyholder will vote your Shares as he or she sees fit.

The Proxy also gives discretionary authority to the proxyholder, whether a director or officer of the Company or a person named by you, to vote your Shares as he or she sees fit on any other matter that may properly come before the Meeting.

Beneficial Shareholders

The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders are non-registered holders whose Shares are not registered in their own names (“Beneficial Shareholders”).

The Shares of a Beneficial Shareholder will be registered in the name of one of the following:

(a)an intermediary that you deal with in respect of your Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)a clearing agency (such as The Canadian Depository for Securities Limited in Canada or Cede & Co. in the United States) of which your intermediary is a participant,

all of which are referred to as "Intermediaries" in this Circular.

NI 54-101 requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Without specific instructions, Intermediaries are prohibited from voting Shares held for Beneficial Shareholders. The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The voting instruction form supplied to a Beneficial Shareholder by its Intermediary is substantially similar to the form of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the Intermediary) how to vote on behalf of the Beneficial Shareholder.

The vast majority of Intermediaries now delegate responsibility of obtaining voting instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails the VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate their voting
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instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use the VIF to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Shares voted.

If you are a Beneficial Shareholder who has received a VIF and you wish to attend the Meeting or have someone else attend on your behalf, you may complete the appointment section of the VIF, inserting the name of the person (yourself or someone else) whom you wish to appoint to attend and vote your Shares at the Meeting. Beneficial Shareholders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered. If you have any questions respecting the voting of shares held through your broker or other Intermediary, please contact your broker or other Intermediary for assistance.

Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities that they own (“Objecting Beneficial Owners” or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners” or “NOBOs”).

NI 54-101 permits the Company to obtain a list of its NOBOs from Intermediaries via its transfer agent, and to send Meeting materials to NOBOs directly or indirectly. The Company has elected to send Meeting materials directly to NOBOs. It may retain the services of its transfer agent to handle the mailing of Meeting materials to NOBOs and the tabulation of votes received from NOBOs. Pursuant to NI 54-101, the Company advises as follows:

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Meeting materials will not be sent to OBOs directly by the Company, and the Company does not intend to pay for any Intermediary to deliver Meeting materials to OBOs. Accordingly, OBOs will not receive the Meeting materials unless their Intermediary assumes the costs of delivery.

Revocation of Proxy

A Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Shareholder or its attorney authorized in writing may revoke a proxy by an instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited with the offices of TSX Trust at 301 – 100 Adelaide St W, Toronto, Ontario, M5H 4H1, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the Meeting (or an adjournment of the Meeting at which the proxy is to be used), or with the chair of the Meeting on the day of the Meeting. Any revocation made or delivered at the Meeting or any adjournment thereof will be valid only with respect to matters not yet dealt with at the time such revocation is received by the chairman or the scrutineer of the Meeting.

Only Registered Shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change his or her vote must provide instructions in advance of the cut-off date specified by the

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Intermediary, so that the Intermediary can change the voting instructions on the Beneficial Shareholder’s behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Shares. As at the record date 120,243,656 Shares were issued and outstanding, with each Share entitled to one vote at the Meeting. May 12, 2021 has been fixed by the Board of Directors as the record date for the purpose of determining those Shareholders entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, as at the date hereof, there are no persons that beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Shares of the Company as at the date hereof.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors, the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice of Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein relating to setting the number of directors, election of directors, appointment of auditors, approval of stock option plan.

The resolutions in respect of the creation of a class of preferred shares and amendments to the Company’s articles must be approved by not less than 66 2/3% of the votes cast by Company shareholders present in person or by proxy at the Meeting.

Presentation of the Audited Financial Statements for the Year ending December 31, 2020

The annual consolidated financial statements of the Company for the financial year ended December 31, 2020, together with the report of the auditors thereon, and the related management discussion and analysis will be placed before the Shareholders at the Meeting. The annual consolidated financial statements of the Company were filed under the Company’s profile at www.sedar.com and mailed to Shareholders in accordance with applicable laws and written instructions received from Shareholders or Intermediaries. Additional copies may be obtained from the Company upon request and will be available at the Meeting. No action is required to be taken at the Meeting with respect to the financial statements.

I.Election of Directors

The Board of Directors is currently composed of eight directors, all of whom are elected annually. At the Meeting, management proposes to nominate the persons named below for election as directors to hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) or the Company's articles.

Unless otherwise directed, the directors or officers named in the Proxy intend to vote FOR the election of the eight management nominees named in the table below.

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The following table sets out the names of persons nominated by management for election as directors, all offices and positions with the Company and any of its significant affiliates each nominee now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the date of this Circular:

Name of Proposed Nominee, Province, Country of Residence and Proposed Position with the Company	Director Since	Principal Occupation During Last Five Years	Number of Shares Controlled(1)
Mark Godsy West Vancouver, British Columbia, Canada Executive Chairman and Director, Former Chief Executive Officer	July 27, 2017	Entrepreneur	4,128,221(2)
Sue Ozdemir Calgary, Alberta, Canada Chief Executive Officer and Director	July 7, 2020	CEO of the Company, Business Executive, General Electric	39,037
M.A. (Jill) Bodkin (3) (4) Vancouver, British Columbia, Canada Director Independent	April 27, 2017	Corporate Director. Former Chair, BC Securities Commission; Former Corporate Finance Partner Ernst & Young, an international accounting firm; Former Board Chair, Westport Innovations, an alternative fuel transportation company	200,000
Frank Borowicz (3) (4) (5) Vancouver, British Columbia, Canada Director Independent	July 27, 2017	Retired partner of international law firm Davis LLP (now DLA Piper); Governor, Greater Vancouver Board of Trade; Former Chair, BC Industry Training Authority	255,798
Daniel McGahn (4) (5) Devens, Massachusetts, USA Director Independent	July 27, 2017	Chief Executive Officer & Director at American Superconductor Corp. an energy technology company	Nil
Eamonn Percy (3) (5) Vancouver, British Columbia, Canada Director Independent	September 20, 2017	CEO, The Percy Group, a business advisory and investment firm; Former President & COO of Powertech Labs, a testing and investigation services company	110,875 (6)
Juliette Wurmlinger Clinton Township, Michigan, USA Director Independent	September 29, 2020	Retired Global Chief Engineer, Ford Motor Company and current President/Owner of OhmTek, LLC technical consulting	Nil
Terence Johnsson Berlin, Germany Director Independent	January 27, 2021	Retired former Vice President, Audi AG	5,000
Notes:

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(1)Shares beneficially directly or indirectly owned or over which control or direction is exercised, at the date of this Circular, based upon information furnished to the Company by the individual directors or obtained from the System for Electronic Disclosure by Insiders (“SEDI”).
(2)3,578,751 held indirectly through 0711626 B.C. Ltd., 370,370 held indirectly through 71171111 (2017) Investments Ltd., and 179,100 held directly.
(3)Member of the Audit Committee
(4)Member of the Compensation Committee
(5)Member of the Governance and Nominating Committee
(6)Held indirectly through The AIN Group Holdings Ltd.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, to the knowledge of the Company, no proposed director:

(a)is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
(ii)after that person had ceased to act in that capacity, but in respect of an event that occurred while the proposed director was so acting, resulted in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
(iii)while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

With respect to Daniel McGahn, in 2011, American Superconductor Corporation (“AMSC”) was subject to a class action securities litigation related to AMSC’s securities offering in November of 2010 in the United States District Court for the District of Massachusetts. AMSC, AMSC’s officers and directors (including Mr. McGahn) and AMSC’s underwriters were named as defendants in this litigation. In 2013 this class action was settled. The settlement was approved by the court. Mr. McGahn and other defendants denied any wrongdoing. No penalties or sanctions were imposed against Mr. McGahn pursuant to the settlement.In 2011 AMSC was subject to litigation related to derivative complaints with respect to the same securities offering in Superior Court for the Commonwealth of Massachusetts, Middlesex County. AMSC and AMSC’s officers and directors (including Mr. McGahn) were named as defendants in this litigation. Mr. McGahn and other defendants denied any wrongdoing. This litigation was settled in 2014. No sanctions or penalties were imposed against Mr. McGahn pursuant to that settlement.

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Additional Information about the Board

For additional information about the Board of Directors, including compensation, corporate governance practices, independence and directorships, please see Director and Named Executive Officer Compensation and Corporate Governance Disclosure – Board of Directors.

II.Appointment of Auditors

Unless otherwise specified, the persons named in the enclosed instrument of proxy will vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, as auditor of the Company for the ensuing year, at a remuneration to be fixed by the directors.

PricewaterhouseCoopers LLP was first appointed auditor of the Company on April 16, 2021, after replacing Dale Matheson Carr-Hilton Labonte LLP, the Company’s previous auditor. See Schedule “C” for the following documents:

1)Notice of Change of Auditor stating that there were no “reportable events” between the Company and Dale Matheson Carr-Hilton Labonte LLP or PricewaterhouseCoopers LLP as defined in National Instrument 51-102 – Continuous Disclosure Obligations;

2)Letter of Dale Matheson Carr-Hilton Labonte LLP confirming they agree with the information contained in the Notice of Change of Auditor; and

3)Letter of PricewaterhouseCoopers LLP confirming they agree with the information contained in the Notice of Change of Auditor.

Shares represented by proxies in favour of the management nominees will be voted in favour of the appointment of PricewaterhouseCoopers LLP as auditor of the Company and authorizing the Board to fix the auditor’s remuneration, unless a shareholder has specified in his proxy that this shares are to be withheld from voting on the appointment of auditor.

III.Approval of 10% Rolling Stock Option Plan

Exro has adopted a 10% “rolling” Stock Option Plan (the "Stock Option Plan"), replacing the Company’s previous 20% fixed stock option plan. The Stock Option Plan was established by the Company on June 7, 2021, and a copy is attached as Schedule “A” to this Information Circular. Options granted under the former fixed stock option plan (of which there are 10,642,085 options currently outstanding, representing 8.85% of the Company's issued and outstanding common shares) will remain outstanding and will be governed by the new Stock Option Plan.

The Stock Option Plan permits the Company to issue incentive stock options to eligible persons provided that the number of Common Shares reserved for issuance on the exercise of options granted under the plan (“Exro Options”) does not exceed 10% of the issued and outstanding Common Shares at the time of any option grant.

In accordance with the policies of the TSX Venture Exchange (the “Exchange”) the Stock Option Plan is subject to approval pursuant to Exchange requirements. Shareholders will be asked to consider, and if thought fit, to approve a resolution ratifying and approving the Stock Option Plan.

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The purpose of the Stock Option Plan is to attract and retain employees, consultants, officers and directors and motivate them to advance the interests of the Company by affording them with the opportunity, through share options, to acquire an equity interest in the Company and benefit from its growth.

The Stock Option Plan authorizes the Board, in its absolute discretion, to grant stock options to directors, officers, employees, or consultants on such terms, limitations, conditions and restrictions as it deems necessary and advisable. The Stock Option Plan contains no vesting requirements but permits the Board to specify a vesting schedule for any Exro Options granted under the Stock Option Plan at its discretion and subject to Exchange requirements.

Exro Options may be granted with a maximum term of ten years. Exro Options may be exercised for the greater of the term of the option and 90 days following cessation of the optionee’s position with the Company, provided that if the cessation of office, directorship, consulting arrangement or employment is by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the earlier expiry date of such option. If an optionee ceases to be an Eligible Person (as defined in the Stock Option Plan) as a result of his or her retirement, each unvested Exro Option held by such optionee will continue to vest for a period of three (3) years from the date of his or her retirement and all vested Exro Options held by such optionee will continue to be exercisable for a period of up to three (3) years.

The exercise price of any options granted under the Stock Option Plan will be determined by the Board, in its discretion, but shall not be less than the closing price of the Common Shares on the day preceding the date of grant. In connection with the exercise of any Exro Option, the Company may withhold from any amount payable such amounts as are required by law to be withheld or deducted as a consequence of the exercise of the Exro Options.

Exro Options are non-assignable and non-transferable (subject to options being exercisable by the optionee’s heirs or administrator). The number of Common Shares reserved for option and the exercise price payable for the Common Shares subject to such option shall be adjusted appropriately in the event of any consolidation, subdivision, conversion or exchange of the Common Shares. The Stock Option Plan requires annual shareholder approval.

Shareholder Approval of Rolling Stock Option Plan

At the Meeting, shareholders will be asked to pass an ordinary resolution re-confirming and approving the Stock Option Plan in the following form:

“RESOLVED, as an ordinary resolution that:

1.the Company’s Stock Option Plan be ratified, confirmed and approved, subject to acceptance by the Exchange;

2.the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Plan at any time to a maximum of 10% of the issued and outstanding shares of the Company on the applicable grant date;

3.the Board of Directors be authorized on behalf of the Company to make any amendments to the Stock

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Option Plan as may be required by regulatory authorities, without further approval of the Shareholders of the Company, in order to ensure adoption of the Stock Option Plan; and

4.any one or more directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

Unless otherwise instructed, the person named in the enclosed proxy or voting instruction form intends to vote such proxy or voting instruction form in favour of the approval of the Plan. The directors of the Company recommend that shareholders vote in favour of the approval of the Plan. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast on the resolution.

The Board of Directors recommends that shareholders vote FOR this resolution.

IV.Adoption of New Articles

Management has undertaken a review of the current articles of the Company (the "Current Articles") and has concluded that the Current Articles should be replaced with a new set of articles better suited to the Company as it continues to grow its business and potentially seek the listing of its shares on a senior exchange. Many of the proposed changes to the Current Articles involve adding additional language to further clarify certain existing provisions; a limited number of changes have a more substantive effect. Rather than amending the Current Articles piecemeal to make these changes, Management determined that it would be more effective and efficient to adopt a set of new articles. Concurrently with replacing the Current Articles, Management has recommended amending the Company's Notice of Articles to create a new class of preferred shares, issuable in series (discussed below under “Creation of Preferred Shares”).

At the Meeting, the shareholders will be asked to pass a special resolution approving the New Articles. The below is a summary of certain of the key differences between the Currently Articles and the New Articles, which is qualified in its entirety by the Previous Articles, a copy of which is available upon request from the Company (by email: info@exro.com) and available under the Company's profile at www.sedar.com, and the New Articles, a copy of which is attached hereto as Schedule "D":

(a)the New Articles explicitly contemplate that shares of the Company may be in the form of an "uncertificated share", as such term is defined in the BCBCA;

(b)the New Articles provide that in the case of a death of a shareholder the Board may require certain original documentation or certified and authenticated copies of such documentation under which title to the shares is claimed to vest;

(c)the New Articles change the approvals required to alter the share structure of the Company. The Previous Articles provide that, subject to the BCBCA, certain alterations to the share structure of the Company, including: (i) the creation of a class or series of shares; (ii) the elimination of a class or series of shares if no such shares are allotted or issued; (iii) establishing, increasing, reducing, or eliminating the maximum number that the Company is authorized to issue of a class or series of shares; (iv) subdividing or consolidating all or any of the Company's unissued or fully paid issued shares; and (v)

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altering par value of shares (collectively the "Alterations"), may be authorized by a resolution of the Board (a “Directors’ Resolution”), although the creation or variation of any special rights or restrictions attached to shares requires approval by an ordinary resolution (as such term is defined in the BCBCA) of the shareholders (an “Ordinary Resolution”). The New Articles now provide that all Alterations may be authorized by an Ordinary Resolution of the shareholders, and that a right or special right attached to issued shares must not be prejudiced or interfered with under the BCA. However, as was the case under the Previous Articles a consolidation or subdivision of shares may be authorized by a resolution of the Board in accordance with section 140 of the BCBCA;

(d)the New Articles provide that all alterations to the articles of the Company, unless otherwise specified by the BCBCA or the New Articles, may only be authorized by Ordinary Resolution;

(e)the New Articles provide that the number of directors is the number determined from time to time by Directors' Resolution or Ordinary Resolution. The Previous Articles provide that, so long as the Company is a public company, the number of directors shall be the greater of three and the number most recently established by Ordinary Resolution or, if at a meeting where there should be an election of directors, the places of any retiring directors are not filled at that election, the number of directors actually elected or continued into office;

(f)the New Articles provide that the provisions pertaining to alternate directors (Article 15 of the New Articles) do not apply so long as the Company is a public company. The provisions pertaining to alternate directors in the Previous Articles apply whether or not the Company is a public company; and

(g)the New Articles contemplate that notice may be sent a person as permitted by applicable securities legislation, enabling the Company to use notice-and-access (as such term is defined in Canadian securities regulation).

In connection with shareholder approval of the New Articles, management will place the following proposed special resolution before the shareholders at the Meeting for their consideration. In order to be passed, not less than two-thirds of the votes cast at the Meeting in person or by proxy must be voted in favour of the resolution.

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.the existing Articles of the Company be replaced in their entirety with the form of Articles set out in Schedule "D" to the Company's management information circular dated June 7, 2021, to become effective at a date in the future to be determined by the Board of Directors of the Company, and such replacement of the Articles of the Company shall not take effect until these resolutions are passed and received for deposit at the Company's records office;

2.any one director or officer of the Company is hereby authorized to execute and deliver on behalf of the Company all such documents and instruments and to do all such other acts and things as in such director or officer's opinion may be necessary to give effect to the matters contemplated by these resolutions; and

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3.notwithstanding that this resolution be passed by the shareholders of the Company, the directors of the Company are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Company, at any time if such revocation is considered necessary or desirable to the directors."

The Board of Directors recommends that shareholders vote FOR this resolution.

V.Creation of Preferred Shares

At the Meeting, the Shareholders will be asked to pass a special resolution approving an amendment to the Notice of Articles of the Company to create a class of Preferred Shares, without a maximum authorized number, issuable in series, with special rights or restrictions attached to the class which permit the Board of Directors to create series and to attach special rights and restrictions to the Preferred Shares of each series if, as and when created, and approving consequential amendments to the Articles by adding Articles 27 and 28.

The proposed amendments to the Company’s Articles are set out in Articles 27 and 28 of the New Articles attached hereto as Schedule "D". The summary below is qualified in its entirety by the full text of the Special Rights or Restrictions in Articles 27 and 28.

The Board of Directors believes that the creation of the Preferred Shares will provide management with greater flexibility in raising capital for the Company, permitting it to take advantage of acquisition opportunities or changes in the market that may arise from time to time.

The creation of Preferred Shares is advisable and in the best interests of the Company and Shareholders because it would permit the Company to issue such stock without Shareholder approval and, thereby, provide the Company maximum flexibility in structuring acquisitions, capital-raising transactions and for other corporate purposes. The Preferred Shares would enable the Company to respond promptly and take advantage of market conditions and other favorable opportunities without incurring the delay and expense associated with calling a special Shareholders’ meeting to approve a contemplated stock issuance.

The availability of Preferred Shares may have certain negative effects on the rights of the holders of Shares. The actual effect of the issuance of any Preferred Share upon the rights of holders of Shares cannot be stated until the Board determines the specific rights of the holders of such Preferred Shares. The amendment will permit the Board, without future Shareholder approval, to issue the Preferred Shares with dividend, liquidation, conversion, voting or other rights, which are superior to and could adversely affect the voting power or other rights of the holders of Shares. Specifically, the Company will be in a position to issue securities which would grant to the holders thereof, preferences or priorities over the holders of Shares with respect to, among other things, liquidation, dividends and voting. This could result in holders of Shares receiving less in the event of a liquidation, dissolution or other winding up of the Company, reduce the amount of funds, if any, available for dividends on Shares, and dilute the voting power of the holders of Shares.

The Company does not intend to use the Preferred Shares as part of any “anti-takeover” strategy and the Company is not advancing it as the result of any known effort by any party to accumulate additional Shares or to obtaining voting control of the Company.

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The Board does not have any current plans to issue any Preferred Shares, and, subject to the overriding discretion of the Board, the creation of the class of Preferred Shares is not expected to cause any immediate changes to the Company’s outstanding capitalization.

In connection with shareholder approval of the creation of the Preferred Shares, management will place the following proposed special resolution before the shareholders at the Meeting for their consideration. In order to be passed, not less than two-thirds of the votes cast at the Meeting in person or by proxy must be voted in favour of the resolution.

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.the authorized share structure of the Company be altered by creating an unlimited number of preferred shares without par value, issuable in series (the “Preferred Shares”);

2.there be created and attached to the Preferred Shares as a class the special rights or restrictions set out in Article 28 of the form of Articles set out in Schedule "D" to the Company's management information circular dated June 7, 2021;

3.the special rights or restrictions attached to the Common Shares of the Company be deleted and replaced in their entirety with the special rights or restrictions set out in Article 27 of the form of Articles set out in Schedule "D" to the Company's management information circular dated June 7, 2021;

4.the Company be authorized to file a Notice of Alteration to reflect the above resolutions and to replace the existing Articles with amended and restated Articles which include all the amendments approved above;

5.any one director or officer of the Company is hereby authorized to execute and deliver on behalf of the Company all such documents and instruments and to do all such other acts and things as in such director or officer's opinion may be necessary to give effect to the matters contemplated by these resolutions;

6.notwithstanding that this resolution be passed by the shareholders of the Company, the directors of the Company are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Company, at any time if such revocation is considered necessary or desirable to the directors; and

7.the alterations to the Articles approved above will not take effect until the Notice of Articles is altered to reflect such alterations.”

VI.Other Matters

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the notice of Meeting. However, if any other matters which are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

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DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

In this section “named executive officer” or “NEO” means the CEO, the CFO, and the most highly- compensated executive officer other than the CEO and CFO who was serving as an executive officer at December 31, 2020 and whose total compensation exceeded $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as a NEO of the Company at December 31, 2020.

At December 31, 2020, the NEOs were, Sue Ozdemir, CEO, John Meekison, CFO, and Josh Sobil, Chief Commercial Officer.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers and Directors during the financial years ended December 30, 2020 and 2019:

Name and Position(9)	Year Ended Dec 31	Salary, consulting fee, retainer or Commission ($)	Bonus ($)	Committee or meeting Fees ($)	Value of Prerequisites ($)	Value of all other compensation ($)	Total compensation ($)
Sue Ozdemir(1) CEO and Director	2020	375,981	388,281	Nil	Nil	Nil	764,262
	2019	99,615	65,625	Nil	Nil	Nil	165,240
Mark Godsy(3) Executive Chairman, Director and Former CEO	2020	120,000(2)	Nil	Nil	Nil	Nil	120,000
	2019	165,000(2)	Nil	Nil	Nil	Nil	165,000
John Meekison CFO	2020	197,654	55,125	Nil	Nil	Nil	252,779
	2019	180,000	Nil	Nil	Nil	Nil	180,000
Josh Sobil(4) Chief Commercial Officer	2020	148,692	43,500	Nil	Nil	Nil	192,192
	2019	13,077	Nil	Nil	Nil	Nil	13,077
M.A. (Jill) Bodkin Director	2020	3,000	Nil	Nil	Nil	Nil	3,000
	2019	Nil	Nil	Nil	Nil	Nil	Nil
Eamonn Percy Director	2020	60,000(5)	Nil	Nil	Nil	Nil	60,000
	2019	60,000 (5)	Nil	Nil	Nil	Nil	60,000
Frank Borowicz Director	2020	3,000	Nil	Nil	Nil	Nil	3,000
	2019	Nil	Nil	Nil	Nil	Nil	Nil
Daniel McGahn Director	2020	3,000	Nil	Nil	Nil	Nil	3,000
	2019	Nil	Nil	Nil	Nil	Nil	Nil
Juliette	2020	3,000	Nil	Nil	Nil	Nil	3,000

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Name and Position(9)	Year Ended Dec 31	Salary, consulting fee, retainer or Commission ($)	Bonus ($)	Committe e or meeting Fees ($)	Value of Prerequisites ($)	Value of all other compensation ($)	Total compensation ($)
Wurmlinger(6) Director
Jonathan Ritchey(8) Former Director and Former CTO	2020	119,000(7)	Nil	Nil	Nil	Nil	119,000
	2019	116,000(7)	Nil	Nil	Nil	Nil	116,000

(1)Sue Ozdemir was appointed CEO effective September 1, 2019.
(2)Mark Godsy’s services to the Company were provided by 0711626 BC Ltd., an external management company of which Mr. Godsy is president. Mr. Godsy received his salary through 0711626 BC Ltd.
(3)Mark Godsy resigned as CEO on September 1, 2019.
(4)Josh Sobil was appointed Chief Commercial Officer on November 12, 2019.
(5)Eamonn Percy’s services to the Company were provided by The Ain Group Holdings Ltd., an external management company of which Mr. Percy is president. Mr. Percy received his salary through The Ain Group Holdings Ltd.
(6)Juliette Wurmlinger was appointed to the Board on September 29, 2020.
(7)Jonathan Ritchey’s services to the Company were provided by Novatron Enterprises, an external management company of which Mr. Ritchey is president. Mr. Ritchey received his salary through Novatron Enterprises.
(8)Jonathan Ritchey did not stand for re-election as a director at the Company’s previous shareholder meeting, held July 7, 2020. Mr. Ritchey continued to be paid as a consultant to the Company until November 10, 2020.
(9)Subsequent to December 31, 2020, Terrence Johnsson was appointed to the Board on January 27, 2021.

External Management Companies

All of the NEOs are employees of the Company and none of them is an independent contractor. No NEO is employed or retained by an external management company.

Stock options and Other Compensation Securities

The following table sets forth details of all stock options and other compensation securities awarded to each Named Executive Officer and Director of the Company during the most recently completed financial year:

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)	Date of issue or grant(2)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Sue Ozdemir(3) CEO and Director	Stock Option	750,000	13-Oct-20	3.15	3.15	4.38	13-Oct-25

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Mark Godsy(4) Executive Chairman, Director and Former CEO	Stock option	100,000	13-Oct-20	3.15	3.15	4.38	13-Oct-25
John Meekison(5) CFO	Stock option	350,000	13-Oct-20	3.15	3.15	4.38	13-Oct-25
Josh Sobil Chief Commercial Officer	Stock Option	300,000	9-Mar-20	0.375	0.375	4.38	9-Mar-25
	Stock Option	100,000	13-Oct-20	3.15	3.15	4.38	13-Oct-25
M.A. Jill Bodkin(6) Director	Stock Option	100,000	13-Oct-20	3.15	3.15	4.38	13-Oct-25
Eamonn Percy(7) Director	Stock option	50,000	9-Mar-20	0.375	0.375	4.38	9-Mar-25
	Stock Option	100,000	13-Oct-20	3.15	3.15	4.38	13-Oct-25
Frank Borowicz(8) Director	Stock option	100,000	13-Oct-20	3.15	3.15	4.38	13-Oct-25
Daniel McGahn(9) Director	Stock Option	100,000	13-Oct-20	3.15	3.15	4.38	13-Oct-25
Juliette Wurmlinger Director	Stock Option	450,000	13-Oct-20	3.15	3.15	4.38	13-Oct-25
Jonathan Ritchey(10) Former Director and Former CTO	Stock Option	150,000	13-Oct-20	3.15	3.15	4.38	13-Oct-25
(1)Each outstanding stock option of the Company entitles the holder thereof to acquire, upon exercise, one common share in the capital of the Company.
(2)All options vest 33% 6 months from the date of grant, 33% 12 months from the date of grant and 34% 18 months from the date of grant.
(3)As at December 31, 2020, Sue Ozdemir held an additional 2,000,000 options to purchase 2,000,000 common shares granted September 13, 2019 and exercisable at $0.25 per option. 1,00,000 of these options vest 33% six months from the date of grant, 33% 6 months from the date of grant and 34% 18 months from the date of grant. 1,000,000 of these options are tied to performance milestones, vesting in 250,000 tranches per milestone achieved.
(4)As at December 31, 2020, Mark Godsy held an additional 600,000 options to purchase 600,000 common shares. 500,000 of these options were granted on August 21, 2017, are fully-vested, and exercisable at $0.20 per option. 100,000 of these options were granted on November 8, 2018, are fully-vested, and exercisable at $0.41 per option.
(5)As at December 31, 2020, John Meekison held an additional 500,000 options to purchase 500,000 common shares. 300,000 of these options were granted October 26, 2017, are fully-vested, and exercisable at $0.28 per option. 100,000 of these options were granted on November 8, 2018, are fully-vested, and exercisable at $0.41 per option. 100,000 of these options were granted September 13, 2019, are fully-vested and exercisable at $0.25 per option.
(6)As at December 31, 2020, M.A. Jill Bodkin held an additional 150,000 options to purchase 150,000 common shares, granted August 21, 2017, are fully-vested, and exercisable at $0.20 per option.
(7)As at December 31, 2020, Eamonn Percy held an additional 350,000 options to purchase 350,000 common shares. 300,000 of these options were granted on August 17, 2021, are fully-vested, and exercisable at $0.20 per option. 50,000 of these options were granted November 8, 2018, are fully-vested, and exercisable at $0.41 per option.
(8)As at December 31, 2020, Frank Borowicz held an additional 250,000 options to purchase 250,000 common shares, granted August 21, 2017, are fully-vested, and exercisable at $0.20 per option.
(9)As at December 31, 2020, Daniel McGahn held an additional 250,000 options to purchase 250,000 common shares, granted August 21, 2017, are fully-vested, and exercisable at $0.20 per option.
(10)Jonathan Ritchey’s tenure as a director ended on July 7, 2020 and these options were granted to him subsequent to that resignation, in his capacity as a consultant to the Company. As at December 31, 2020, Jonathan Ritchey held an additional 300,000

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options to purchase 300,000 common shares. 200,000 of these options were granted August 21, 2017, were fully-vested, and exercisable at $0.20 per option. 50,000 of these options were granted November 8, 2018, were fully-vested, and exercisable at
$0.41 per option. 50,000 of these options were granted September 13, 2019, were fully-vested, and exercisable at $0.25 per option.

Exercise of Compensation Securities by Named Executive Officers and Directors

The following incentive stock options were exercised by NEOs or directors in the most recently completed financial year.

Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities exercised	Exercise price per security ($)	Date of Exercise	Closing price of security or underlying security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
M.A. Jill Bodkin Director	Stock Option	150,000	0.20	December 18, 2020	4.37	4.17	625,500
Josh Sobil Chief Commercial Officer	Stock Option	60,000	0.375	December 30, 2020	4.48	4.105	246,300
Jonathan Ritchey Former Director and Former CTO	Stock Option	300,000	0.26	October 15, 2020(1)	3.24	2.98	894,000
(1) These options were exercised subsequent to Jonathan Ritchey’s resignation as a director.

Stock Option Plans and Other Incentive Plans

The Company has one stock option plan, namely the Exro Plan. See Particulars of Matters to be Acted on
– Material Terms of the Exro Plan for particulars of the Exro Plan. A copy of the Exro Plan is attached as Schedule “A”. Approval of the current Exro Plan by Shareholders is being sought for the first time at the Meeting.

Employment, Consulting and Management Agreements

The Company had entered into the following employment or consulting contracts with its NEOs and directors as of the end of most recently completed financial year:

1.Employment Agreement effective September 1, 2019 with Ms. Sue Ozdemir, as Chief Executive Officer of the Company. Ms. Ozdemir receives compensation of $350,000 per year less statutory deductions and is entitle to participate in any incentive stock option plan or other incentive program as may be available from time to time to directors, officers, employees and consultants, in the amounts and on the terms and the time determined by the Board. Ms. Ozdemir may qualify for an annual bonus of up to 75% of her annual base salary upon meeting certain performance targets and milestones, as outlined

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in her employment agreement, with such bonus to be determined at the discretion of the Board. Effective November 1, 2020 the Employment Agreement was amended to provide compensation of $402,500 per year with an annual bonus up to 125% of her annual salary upon meeting certain performance targets and milestones. All of the other terms of September 1, 2019 Agreement remain in effect.

If Ms. Ozdemir’s employment is terminated without cause, she will be entitled to payment of base salary to the date of termination, a bonus for that portion of the year she was actively employed plus the Notice Period, accrued but unpaid expenses at the date of termination, and the value of the pro-rated vacation leave pay. She will also be entitled to an amount equal to six months plus one month for every year worked of her employment (the “Notice Period”).

If Ms. Ozdemir’s employment is terminated without cause during the six month period following a Change of Control (as defined in the employment agreement), she will be entitled to the same payments outlined above, with the Notice Period being changed from 6 months to 12 months.

2.Employment Agreement dated September 1, 2018 with Mr. John Meekison as Chief Financial Officer of the Company. Mr. Meekison receives compensation of $120,000 per year less statutory deductions and is entitled to participate in any incentive stock option plan or other incentive program as may be available from time to time to directors, officers, employees and consultants, in the amounts and on the terms and at the time determined by the Board. Mr. Meekison is entitled to notice of termination of 30 days. Effective November 1, 2018 the Employment Agreement was amended to provide compensation of $180,000 per year. All of the other terms of September 1, 2018 Agreement remain in effect. Effective November 1, 2020 the Employment Agreement was amended to provide compensation of $225,000 per year with an annual bonus up to 125% of her annual salary upon meeting certain performance targets and milestones. All of the other terms of September 1, 2018 Agreement remain in effect.

3.Business Advisory Agreement dated October 1, 2016 as amended April 1, 2017, with The Ain Group Holdings Ltd., a private company controlled by Eamonn Percy, a director of the Company. Mr. Percy acts as the Company’s Head of Strategic Partnerships, assisting team members to evaluate potential strategic partner opportunities, including the structuring and negotiation of strategic partnerships. In consideration, The Ain Group Holdings Ltd. received $5,000 per month, plus expenses, for 25% of Mr. Percy’s time. Mr. Percy is entitled to participate in any incentive stock option plan or other incentive program as may be available from time to time to directors, officers, employees and consultants, in the amounts and on the terms and at the time determined by the Board.

4.Employment Agreement dated October 21, 2019 with Mr. Josh Sobil as Chief Commercial Officer of the Company. Mr. Sobil receives compensation of $140,000 per year less statutory deductions and is entitled to participate in any incentive stock option plan or other incentive program as may be available from time to time to directors, officers, employees and consultants, in the amounts and on the terms and at the time determined by the Board. Mr. Sobil is entitled to notice of termination of 30 days. Effective December 17, 2020 the Employment Agreement was amended to provide compensation of $160,000 per year with an annual bonus up to 30% of his annual salary upon meeting certain performance targets and milestones. All of the other terms of October 21, 2019 Agreement remain in effect.

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Oversight and Description of Director and Named Executive Officer Compensation

The Company does not have a compensation program other than paying salaries, consulting fees and incentive bonuses. The compensation of the executive officers is determined by the Board of Directors, based in part on recommendations from the CEO. The Board of Directors recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The objectives of the Company’s compensation policies and practices are:

•to reward individual contributions in light of the Company’s performance;
•to be competitive with the companies with whom the Company competes for talent;
•to align the interests of the executives with the interests of the Shareholders; and
•to attract and retain executives who could help the Company achieve its objectives.
Executive Compensation Policies and Programs

The Company’s compensation policies and programs for executive officers may consist of a base salary/compensation, stock options and may include other customary employment benefits. Generally, for establishing compensation for executive officers, the Board of Directors considers the executive’s performance, experience and position within the Company and the recommendations of the CEO, or in the case of the CEO, the recommendation of the Compensation Committee to the Board of Directors. The Board of Directors uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances. The stage of the Company’s business development is also a factor is setting the compensation.

Compensation of executive officers of the Company is generally reviewed on an annual basis or at a time of a material change in the business. Stock options are granted pursuant to the Exro Plan at the discretion of the Board of Directors. Options granted generally vest in varying amounts over two year periods or as otherwise determined by the Board of Directors.

The basic component of executive compensation consists only of a salary component and the Company may include performance-based variable incentive compensation, which may be comprised of cash bonuses and/or stock option grants. The allocation of value to different compensation elements will not be based on a formula, but rather will be intended to reflect market practices as well as the Compensation Committee and Board of Directors’ discretionary assessment of an executive officer’s past contribution and the ability to contribute to future short and long-term business results.

Specifically, the objectives of salaries and consulting fees are to recognize market pay and acknowledge the competencies and skills of individuals. The rate established for each executive officer is intended to reflect each individual’s responsibilities, experience, prior performance and other discretionary factors deemed relevant by the Compensation Committee and Board of Directors. In connection with setting appropriate levels of compensation, members of the Board of Directors base their decisions on their general business and industry knowledge and experience and publicly available information of comparable companies. The Board of Directors also considers specific conditions related to the Company and general market conditions as well as reference to the competitive market place for management talent at other publicly-held junior technology companies at a similar stage of development, market capitalization and size.

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The Board of Directors believes that the Company’s compensation plan is consistent with the companies the Company competes with for talent where the business plan is under development.

During its deliberations, the Compensation Committee and Board of Directors considers the implications of the risks associated with adopting the compensation practices currently in place. The Board of Directors does not believe that its current compensation practices create a material risk that the NEOs or any employee would be encouraged to take inappropriate or excessive risks, and no such risks have been detected to date. The Board of Directors will continue to include this consideration in its deliberations and believes that it would detect actions of management and employees of the Company that constitute or would lead to inappropriate or excessive risks.

The Company does not have a policy that would prohibit the NEOs or directors from purchasing financial instruments that are designed or would have the effect of hedging the value of equity securities granted to, or held by, these individuals.

Base Salary

The objectives of the base salary are to provide compensation in accord with market value, and to acknowledge the competencies and skills of individuals. The base salary paid to the NEOs is reviewed annually by the Board of Directors as part of the annual review of executive officers. The decision whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board of Directors.

Incentive Bonuses

Incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees. During the fiscal year ended December 31, 2020, a cash bonus of $388,281 was paid to CEO, Sue Ozdemir and a cash bonus of $55,125 was paid to CFO, John Meekison, pursuant to milestones achieved under their respective employment agreements.

Option Based Awards

The objectives of the stock option will be to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. At this stage in the Company’s development, greater emphasis may be put on incentive stock option compensation. The Company has no other forms of compensation, other than payments made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company, to the best of its ability, at competitive industry rates for work of a similar nature by reputable arm’s length service providers. Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities, as well as the financial condition of the Company.

Pension and Retirement Plans

The Company does not have any pension or retirement plan at present.

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Equity Plan Compensation Information

The following table sets forth information on the Company’s equity compensation plans under which common shares were authorized for issuance as at the date of this Circular:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options (b)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by securityholders	10,642,085	$1.73	1,384,780
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	10,642,085	$1.73	1,384,780

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As of the date of this Circular, no director or executive officer of the Company is or has been indebted to the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Circular, the management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the Company's last financial year or any proposed nominee for election as a director, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors. All of the directors and officers may receive options pursuant to the Exro Plan.

CORPORATE GOVERNANCE DISCLOSURE

Canadian securities regulatory policy as reflected in National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires that venture issuers like the Company must disclose on an annual basis their approach to corporate governance. National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”) provides regulatory staff guidance on preferred governance practices,although the guidelines are not prescriptive, other than for audit committees. The Company’s approach to corporate governance in the context of NI 58-101 and NP 58-201 (together the “Policies”) as well as its compliance with the mandatory rules relating to audit committees is set out below.

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Board of Directors

The Policies require that the board of directors of a venture issuer determine and disclose the status of each director as independent or not, based on each director’s interest in or other relationship with the issuer. Under the Policies, the applicable definition of independence is that contained in National Instrument 52-110 – Audit Committees (“NI 51-110”), under which a director is “independent” where he or she “has no direct or indirect material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement. However, the following individuals are deemed to have a material relationship with the issuer, and therefore not be independent:

•an individual who is, or has been within the last three years, an employee or executive officer of the issuer;
•an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;
•an individual who:
◦is a partner of a firm that is the issuer’s internal or external auditor,
◦is an employee of that firm, or
◦was within the last three years a partner or employee of that firm and personally worked
◦on the issuer’s audit within that time;
•an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
◦is a partner of a firm that is the issuer’s internal or external auditor,
◦is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
◦was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;
•an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and
•an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer or a subsidiary during any 12 month period within the last three years.

The Company has eight directors and all of those directors are nominated for reappointment at the Meeting, being: Frank Borowicz, M.A. Jill Bodkin, Eamonn Percy, Daniel McGahn, Sue Ozdemir, Juliette Wurmlinger, Terence Johnsson, and Mark Godsy. Six of the eight nominees are independent. Frank Borowicz, Daniel McGahn, M.A. Jill Bodkin, Juliette Wurmlinger, Terence Johnsson, and Eamonn Percy are independent directors. Sue Ozdemir is not independent because of her position as the CEO of the Company, and Mark Godsy, Executive Chairman, is not independent because of his former position as the CEO of Exro Technologies Inc. within the last three years.

The Board of Directors does not currently have an independent chair or a lead director. The independent directors have the opportunity to meet regularly in an in camera session as part of board meetings and can otherwise communicate as they deem necessary. The Board of Directors believes that Messrs. Borowicz, McGahn, Johnsson, and Percy, and Mms. Bodkin and Wurmlinger as a group are experienced, familiar with the expectations of independent directors, and capable of exercising independent judgment.

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Directorships

The following directors act as directors of other reporting issuers (or the equivalent):

Daniel McGahn is a director of American Superconductor Corporation, a reporting issuer in the United States, trading on NASDAQ.

Frank Borowicz is a director of Hemisphere Energy Corp., a reporting issuer listed on the TSX Venture Exchange.

Jill Bodkin, Mark Godsy, Sue Ozdemir, Juliette Wurmlinger, Terence Johnsson, and Eamonn Percy are currently not directors of any reporting issuers other than the Company.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, each new director receives an orientation, minutes of meetings, written mandates, guidelines and other relevant corporate documents needed to understand the Company’s business and processes. The commitment needed from directors, particularly the commitment of time and energy, is emphasized to directors prior to their appointment nomination.

Directors are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to keep themselves up to date with best director and corporate governance practices. The Company provides continuing education for its directors as the need arises. Directors have full access to the Company’s records.

Ethical Business Conduct

The Board of Directors has adopted a written code of business conduct and ethics and a whistleblower policy for its directors, officers, employees, and contractors (the “Code”). The Board of Directors is responsible for monitoring compliance with the Code.

The Board of Directors takes appropriate measures to exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer may have a material interest. Where appropriate, directors absent themselves from portions of board or committee meetings to allow independent discussion of points in issue.

Nomination of Directors

The Board of Directors has established a corporate governance and nominating committee, comprised of three independent directors, Eamonn Percy, Frank Borowicz, and Daniel McGahn. The corporate governance and nominating committee is responsible for making recommendations to the Board for potential director nominees and filling of vacancies on the Board. This committee analyzes the needs of the board when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet those needs. In order to foster an objective nomination process,

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the independent members of the Board of Directors are encouraged to recommend nominees for the Board of Directors.

Additionally, the Committee is responsible for developing and revising as necessary, for the review of the Board, the Company’s approach to corporate governance issues, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company and consistent with its mandate and the Board mandate. The Committee monitors the Board with regard to the ongoing application of the corporate governance principles established by the Committee and prepares and delivers to the Board an annual report on the Company’s approach to corporate governance.

Compensation

The Company has established a compensation committee comprised of three independent directors, Daniel McGahn, Frank Borowicz and M.A. Jill Bodkin. The compensation committee makes decisions regarding compensation for the directors and the executive officers and makes recommendations on compensation to the Board of Directors as a whole. The compensation committee reviews directors’ compensation once a year, taking into consideration the compensation paid to directors of comparable publicly traded Canadian companies and decides the compensation of the Company’s officers based on industry standards and the Company’s financial situation.

Other Board Committees

The Board of Directors has no committees other than the audit, compensation, and corporate governance and nominating committees.

Assessments

The corporate governance and nominating committee, along with the Board of Directors monitors the adequacy of information given to directors, communication between the Board of Directors and management and the strategic direction and processes of the Board of Directors and its committees.

AUDIT COMMITTEE

Audit Committee Charter

The Company’s audit committee charter is attached as Schedule “B” to this Circular.

Composition of the Audit Committee

The following are the current members of the Audit Committee: Jill Bodkin, Frank Borowicz, and Eamonn Percy. All the members are financially literate and independent.

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Audit Committee Member Education and Experience

Jill Bodkin

Jill Bodkin acquired her financial literacy through her education and work. She obtained a BA from the University of Alberta and studied public administration the University of Syracuse in New York. Ms. Bodkin was a Corporate Finance partner in Ernst & Young from 1987 to 1996. She was also Deputy Minister of Financial Institutions from 1981 to 1987 and was Founding Chair of the British Columbia Securities Commission. She also served a term on the CICA Audit Standards Oversight Committee. Over the years, she has been serving on boards of directors of various public and private companies.

Frank Borowicz

Frank Borowicz has over 35 years’ experience in corporate governance, regulatory compliance, risk management, and conflict resolution,. A graduate of Harvard, Dalhousie and Loyola of Montreal, he is a retired partner of the international law firm Davis LLP (DLA Piper) and a former Chair of the BC Training Authority. Mr. Borowicz is also a graduate of the Corporate Governance College of the Institute of Corporate Directors, and holds a certificate in Financial Literacy from the Rotman School of Management. In addition to being a Queen’s Counsel, he is an Honorary Chartered Professional Accountant.

Eamonn Percy

Eamonn Percy acquired his financial literacy through his education and work. He has more than 25 years of leadership experience with growing companies through technology commercialization, high growth and turnaround situations, in a variety of executive, general management and technical roles. Eamonn has held multiple executive and senior leadership roles with top global companies, including Powertech Labs (BC Hydro), Ballard Power Systems, Pirelli Cables, and Ford, and across multiple industries in multiple stages of growth. He also led the successful turnaround of two large global companies in the engineering and manufacturing sectors, returning both to significant profitability and strong working capital positions. He has significant board experience in the commercial, academic and regulatory sectors. Eamonn holds a Bachelor of Engineering (Electrical) from Lakehead University, a Dip. Tech. (Power) from BCIT, an MBA from the University of Toronto and has completed the Leading and Managing Change Executive Program at Stanford University.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

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Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as part of its audit charter. The pre-approval requirement for such engagement is waived if (i) the aggregate amount of all non-audit services provided to the Issuer amounts to five percent or under of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non- audit services are provided and (ii) the services were not recognized by the Company at the time of the engagement to be non-audit services and (iii) the services are promptly brought to the attention of the audit committee by the Company and approved by the audit committee (or one or more members of the audit committee to whom that authority to approve has been delegated by the audit committee, subject to the pre-approval being presented to the first scheduled meeting of the audit committee after the approval) prior to the completion of the audit.

External Auditor Services Fees

The following table provides the particulars of the external audit fees paid by the Company for the last two fiscal years to its previous auditor, Dale Matheson Carr-Hilton Labonte LLP (“DMCL”). At the Company’s request DMCL resigned as the Company’s auditor on April 16, 2021 and was replaced by PricewaterhouseCoopers LLP.

Nature of Services	Fees Billed by Auditor for the fiscal year ended
	December 31, 2020	December 31, 2019
Audit Fees(1)	$41,000	$25,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	$19,250	Nil
Total	$60,250	$25,000
Notes:
(1)“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include aggregate fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)“Audit-Related Fees” include fees for services that are traditionally performed by the auditor. These audit-related services include aggregate fees for employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes aggregate fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)“All Other Fees” include all other non-audit services, in the aggregate.

APPROVAL OF BOARD OF DIRECTORS

This information circular has been approved by the board of directors of the Company.

ADDITIONAL INFORMATION

Additional information about the Company is available under the Company’s profile on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial

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statements, the report of the auditor, and management’s discussion and analysis for the year ended December 31, 2020 (the “Financial Statements”). Shareholders may obtain copies of the Financial Statements upon request to the Company at 1000 – 355 Burrard Street, Vancouver BC V6C 2G8, or on the Company’s website at www.exro.com.

BY ORDER OF THE BOARD

DATED JUNE 7, 2021

“Sue Ozdemir”
Chief Executive Officer
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SCHEDULE “A”

EXRO TECHNOLOGIES INC. STOCK OPTION PLAN

Effective as of June 7, 2021

EXRO TECHNOLOGIES INC. STOCK OPTION PLAN

Article 1 purpose

Section 1.1    Purpose

The purpose of this Plan is to advance the interests of the Corporation by: (i) providing Eligible Persons with additional incentive; (ii) Eligible Persons for sustained contributions to the Corporation and/or significant performance achievements of the Corporation; and (iii) enhancing the Corporation’s ability to attract, retain and motivate Eligible Persons.
Article 2 interpretation

Section 2.1    Defined Terms

For the purposes of this Plan, the following terms have the following meanings:

(a)“Affiliate” means any person that controls or is controlled by the Corporation or that is controlled by the same person that controls the Corporation;

(b)“Associate” has the meaning specified in Section 1 of the Securities Act (British Columbia);

(c)“Board” means the board of directors of the Corporation as constituted from time to time;

(d)“Broker” has the meaning specified in Section 3.9(2);

(e)“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which Canadian chartered banks are authorized or obligated by law to close for business in Calgary, Alberta of Vancouver, British Columbia;

(f)“Cause” means any act or omission of the Participant that would in law permit the Corporation to, without notice or payment instead of notice, terminate the employment of the Participant;

(g)“Change of Control Event” means:

(i)the occurrence of any transaction or series of related transactions, whether or not the Corporation is a party thereto, after giving effect to which in excess of fifty percent (50%) of the Corporation’s voting power is owned, directly or indirectly, through one or more entities, by any person and its affiliates; or

(ii)a sale, lease or other disposition of all or substantially all of the assets of the Corporation, other than in connection with an internal reorganization.

(h)“Corporation” means Exro Technologies Inc., a corporation existing under the laws of the province of British Columbia, and includes any successor corporation thereto;

(i)“Consultant” means an individual, other than an employee, executive officer or director of the Corporation or of an Affiliate, that:

(i)is engaged to provide services to the Corporation or an Affiliate, other than services provided in relation to a distribution of the Corporation’s securities;

(ii)provides the services under a written contract with the Corporation or an Affiliate; and

(iii)spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate;

and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner;
(j)“Disability” means an injury or disability for which benefits were claimed or received by the Participant under an established insurance plan;

(k)“Eligible Person” means:

(i)any director, executive officer, employee or Consultant of the Corporation or any of its Affiliates; and

(ii)any Permitted Assign of any persons listed in Section 2.1(k)(i);

(l)“Exercise Price” has the meaning specified in Section 4.2;

(m)“Expiry Date” has the meaning specified in Section 4.4(1);

(n)“Good Reason” means

(i)a substantial diminution in the Participant’s authorities, duties, responsibilities, status (including officers, titles, and reporting requirements) from those in effect immediately prior to a Change of Control Event;

(ii)the Corporation requires the Participant to be based at a location in excess of one hundred
(100) kilometers from the location of the Participant’s principal job location or office immediately prior to a Change of Control Event, except for required travel on Corporation business to an extent substantially consistent with the Participant’s business obligations immediately prior to a Change of Control Event;

(iii)a reduction in the Participant’s base salary, or a substantial reduction in the Participant’s target compensation under any incentive compensation plan, as in effect as of the date of a Change of Control Event;

(iv)the failure to increase the Participant’s base salary in a manner consistent (both as to frequency and percentage increase) with practices in effect immediately prior to the Change of Control Event or with practices implemented subsequent to the Change of Control Event with respect to similarly positioned employees; or

(v)the failure of the Corporation to continue in effect the Participant’s participation in the Corporation’s Share Compensation Arrangements and any employee benefit and retirement plans, policies or practices, at a level substantially similar or superior to and on a basis consistent with the relative levels of participation of other similarly-positioned employees, as existed immediately prior to a Change of Control Event.

(o)“Insider” means a “reporting insider” as defined in National Instrument 55-104 -Insider Reporting Requirements and Exemptions;

(p)“Market Price” means the closing price of the Shares on the Stock Exchange on the last trading day immediately prior to the date of grant of the Option;

(q)    “Option” means an option to purchase Shares granted to an Eligible Person pursuant to the terms of this Plan;

(r)“Option Period” has the meaning specified in Section 4.4(1);

(s)“Participant” means an Eligible Person to whom Options have been granted and are outstanding;

(t)“Permitted Assign” means for any director, executive officer, employee or Consultant of the Corporation or its Affiliates,

(i)a trustee, custodian or administrator acting on behalf of, or for the benefit of such person or a spouse of such person;

(ii)a holding entity of such person or the spouse of such person;

(iii)an RRSP or a RRIF of such person or the spouse of such person; or

(iv)a spouse of such person;

(u)“Plan” means this Exro Technologies Inc. Stock Option Plan, as it may be amended from time to time;

(v)“Retirement” means a Participant’s voluntary termination of employment upon such employee reaching a mutually stipulated age;

(w)“Share” means a common share in the capital of the Corporation;

(x)“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise, including without limitation this Plan;

(y)“Shareholders” means the registered or beneficial holders of Shares;

(z)“Stock Exchange” means the Toronto Stock Exchange or, if the Shares are not listed or posted for trading on the Toronto Stock Exchange at a particular date, any other stock exchange on which the majority of the trading volume and value of the Shares are listed or posted for trading;

(aa)    “Stock Option Certificate” has the meaning specified in Section 4.1(1);

(bb) “Termination Date” means, in respect of a Participant, such Participant’s last date of actual and active employment with the Corporation or an Affiliate, which date may be determined unilaterally by the Corporation or an Affiliate or by mutual agreement between the Corporation or an Affiliate and the Participant;

(cc)    “Withholding Obligations” has the meaning specified in Section 3.9(1).

In this Plan, words importing the singular number include the plural and vice versa.

Article 3 Administration

Section 3.1    Administration

(1)Subject to Section 3.2, this Plan will be administered by the Board.

(2)Subject to the terms and conditions set forth in this Plan, the Board is authorized to provide for the granting, exercise and method of exercise of Options, all on such terms (which may vary between Options granted from time to time) as it determines. In addition, the Board has the authority to (i) construe and interpret this Plan and all agreements entered into under this Plan; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board will be binding on all Participants and on their legal, personal representatives and beneficiaries.

(3)No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan, any Option Agreement or any Option granted pursuant to this Plan.

Section 3.2    Delegation to Committee

Despite Section 3.1 or any other provision contained in this Plan, the Board has the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. In such circumstances, all references to the Board in this Plan include reference to such committee and/or member of the Board, as applicable.

Section 3.3    Shares Reserved

(1)Subject to Section 3.3(4), the securities that may be acquired by Participants under this Plan will consist of authorized but unissued Shares.

(2)The Corporation will at all times during the term of this Plan ensure that it is authorized to issue such number of Shares as are sufficient to satisfy the requirements of this Plan.

(3)The total number of Shares issuable under this Plan, and under all other Share Compensation Arrangements, is unlimited; provided, however, that the aggregate number of Shares issuable under this Plan (and under all other Share Compensation Arrangements) does not exceed 10% of the total number of Shares issued and outstanding from time to time (calculated on a non-diluted basis). Any Shares subject to an Option which has been exercised by a Participant or for any reason is cancelled or terminated without having been exercised, will again be available for grants under this Plan, and under all other Share Compensation Arrangements. Fractional shares will not be issued and will be treated as specified in Section 3.10(3).

(4)If there is a change in the issued and outstanding Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board will make, with the intent that the rights of Participants under their Options are, to the extent possible, preserved despite the occurrence of such events, and subject where required to the prior approval of the Stock Exchange, appropriate substitution or adjustment in:

(a)the number or kind of securities of the Corporation (including Shares) reserved for issuance pursuant to this Plan; and

(b)the number and kind of securities of the Corporation (including Shares) subject to unexercised Options granted prior to such change and in the Exercise Price of such securities,

without any change in the total price applicable to the unexercised portion of the Option but with a corresponding adjustment in the price for each Share covered by the Option; provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional Shares. If the Corporation is reorganized, amalgamated with another corporation or consolidated, the Board will make such provisions for the protection of the rights of Participants as the Board in its sole discretion deems appropriate.
(5)For the purposes of this Section 3.3, in the event that the Corporation cancels or purchases to cancel any of its issued and outstanding Shares (a “Cancellation”) and as a result of such Cancellation the Corporation exceeds the 10% limit set out above in Section 3.3(3), no approval of the Corporation’s shareholders will be required for the issuance of Shares on the exercise of any Options granted under this Plan prior to such Cancellation.

Section 3.4    Limits with Respect to Insiders

(1)The maximum number of Shares, including Shares issuable under any other Share Compensation Arrangement:

(a)issuable to Eligible Persons who are Insiders and their Associates at any time pursuant to the exercise of Options granted under this Plan, must not exceed 10% of the Shares issued and outstanding from time to time (calculated on a non-diluted basis); and

(b)that may be issued to Eligible Persons who are Insiders and their Associates within any one year period pursuant to the exercise of Options granted under this Plan, must not exceed 10% of the Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(2)Any Option granted to a Participant pursuant to this Plan, or securities issued under any other Share Compensation Arrangement, prior to the Participant becoming an Insider will be excluded for the purposes of the limits set out in (a) and (b) above.

(3)Despite the foregoing and for greater certainty, the total annual grant to any one non-employee director under all Share Compensation Arrangements cannot exceed a grant value of $100,000 of Options and
$150,000 in total equity.

Section 3.5    Amendment and Termination

(1)The Board may suspend or terminate this Plan at any time, or from time to time amend or revise the terms of this Plan or of any Option granted under this Plan and any Stock Option Certificate relating to it, provided that no such suspension, termination, amendment or revision will be made:

(a)except in compliance with applicable law and with the prior approval, if required, of the Stock Exchange or any other regulatory body having authority over the Corporation, this Plan or the Shareholders; and

(b)in the case of an amendment or revision to this Plan or any Option Agreement, if it would materially adversely affect the rights of any Participant, without the consent of the Participant.

(2)If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Option or any rights granted pursuant to this Plan remain outstanding and, despite the termination of this Plan, the Board may make such amendments to this Plan or to the terms of any outstanding Options as they would have been entitled to make if this Plan were still in effect.

(3)Subject to any applicable rules of the Stock Exchange, the Board may from time to time, in its absolute discretion and without the approval of Shareholders, make the following amendments to this Plan or any Option:

(a)amend the vesting provisions of this Plan and any Stock Option Certificate;

(b)amend this Plan, any Stock Option Certificate or any Option as necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, this Plan or the Shareholders;

(c)any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of this Plan, correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan, correct any grammatical or typographical errors or amend the definitions in this Plan regarding administration of this Plan;

(d)any amendment respecting the administration of this Plan; and

(e)any other amendment that does not require the approval of Shareholders under Section 3.5(4).

(4)Shareholder approval is required for the following amendments to this Plan:

(a)any increase in the maximum number of Shares that may be issuable pursuant to Options granted under this Plan as set out in Section 3.3(3);

(b)any reduction in the Exercise Price of an Option, cancellation and reissue of Options, extension of the Expiry Date of an Option or a substitution of Options with cash or other awards on terms that are more favourable to the Participant;

(c)any amendment to the Insider participation limit set out in Section 3.3(5);

(d)any amendment to Section 3.5(3) and (4);

(e)any change that would materially modify the eligibility requirements for participation in this Plan;

(f)any amendment to Section 3.4(3) relating to the grant of Options to non-executive directors of the Corporation; and

(g)any amendment to Section 4.6.

Section 3.6    Compliance with Legislation

(1)This Plan, the terms of the issue or grant of, and the grant and exercise of, any Option under this Plan, and the Corporation’s obligation to sell and deliver Shares upon the exercise of Options, is subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of the Stock Exchange and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation is not obliged by any provision of this Plan or the grant of any Option under this Plan to issue or sell Shares if, in the opinion of the Board, such action would constitute a violation by the Corporation or a Participant of any laws, rules and regulations or any condition of such approvals.

(2)The Participant agrees to fully cooperate with the Corporation in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by the Corporation with such laws, rule and requirements, including all tax withholding and remittance obligations.

(3)No Option will be granted, and no Shares issued under this Plan, where such grant, issue or sale would require registration of this Plan or of Shares under the securities laws of any foreign jurisdiction, and any purported grant of any Option or purported issue of Shares under this plan in violation of this provision is void.

(4)The Corporation has no obligation to issue any Shares pursuant to this Plan unless such Shares have been duly listed, upon official notice of issuance, with the Stock Exchange. Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

(5)If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares will terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.

Section 3.7    Effective Date

This Plan will be effective upon the approval of this Plan by:
(a)the Stock Exchange, and will comply with the requirements from time to time of the Stock Exchange; and

(b)the Shareholders, by the affirmative vote of a majority of the votes attached to the Shares entitled to vote and represented and voted at an annual or special meeting of Shareholders in accordance with the rules of the Stock Exchange held, among other things, to consider and approve this Plan.

Section 3.8    Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options will be added to the general funds of the Corporation and afterwards will be used from time to time for such corporate purposes as the Board may determine.

Section 3.9    Tax Withholdings

(1)Despite any other provision contained in this Plan, in connection with the exercise of an Option by a Participant from time to time, the Corporation may withhold from any amount payable to a Participant, including the issuance of Shares to a Participant upon the exercise of such Participant’s options, such amounts as are required by law to be withheld or deducted as a consequence of his or her exercise of Options or other participation in this Plan (“Withholding Obligations”). The Corporation has the right, in its sole discretion, to satisfy any Withholding Obligations by:

(a)selling or causing to be sold, on behalf of any Participant, such number of Shares issued to the Participant on the exercise of Options as is sufficient to fund the Withholding Obligations;

(b)retaining the amount necessary to satisfy the Withholding Obligations from any amount which would otherwise be delivered, provided or paid to the Participant by the Corporation, whether under this Plan or otherwise;

(c)requiring the Participant, as a condition of exercise pursuant to Section 4.4 to (i) remit the amount of any such Withholding Obligations to the Corporation in advance; (ii) reimburse the Corporation for any such Withholding Obligations; or (iii) cause a broker who sells Shares acquired by the Participant on behalf of the Participant to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligation and to remit such amount directly to the Corporation; and/or

(d)making such other arrangements as the Corporation may reasonably require.

(2)The sale of Shares by the Corporation, or by a broker engaged by the Corporation (the “Broker”), under Section 3.9(1) above will be made on the Stock Exchange. The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares on his or her behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the Withholding Obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(3)The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

Section 3.10    Miscellaneous

(1)Nothing contained in this Plan will prevent the Board from adopting other or additional Share Compensation Arrangements or compensation arrangements, subject to any required approval.

(2)This Plan does not grant any Participant or any employee of the Corporation or its Affiliates the right or obligation to serve or continue to serve as a Consultant, director, officer or employee, as the case may be, of the Corporation or its Affiliates. The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board. This Plan will not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Corporation other than as specifically provided for in this Plan. The grant of an Option to, or the exercise of an Option by, a Participant under this Plan does not create the right for such Participant to receive additional grants of Options under this Plan.

(3)No fractional Shares will be issued upon the exercise of Options granted under this Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Section 3.3(4), such Participant will only have the right to purchase the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(4)The Corporation makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or exercise of an Option and/or transactions in the Shares. Neither the Corporation, nor any of its directors, officers, employees, Shareholders or agents will be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares under this Plan, with respect to any fluctuations in the market price of Shares or in any other manner related to this Plan.

(5)The Board may adopt such rules or regulations and vary the terms of this Plan and any Option issued in accordance with this Plan as it considers necessary to address tax or other requirements of any applicable non-Canadian jurisdiction.

(6)Participants (and their legal personal representatives) have no legal or equitable rights, claims, or interest in any specific property or assets of the Corporation or any Affiliate. No assets of the Corporation or any Affiliate will be held in any way as collateral security for the fulfillment of the obligations of the Corporation or any Affiliate under this Plan. Any and all of the Corporation’s or any Affiliate’s assets are, and remain, the general unpledged, unrestricted assets of the Corporation or Affiliate. The Corporation’s or any Affiliate’s obligation under this Plan are merely that of an unfunded and unsecured promise of the Corporation or such Affiliate to pay money in the future, and the rights of Participants (and their legal personal representatives) are no greater than those of unsecured general creditors.

(7)For greater certainty, no amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement, and no additional Options will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

(8)This Plan is governed by the laws of British Columbia and the federal laws of Canada applicable therein.

Article 4 Options

Section 4.1    Grants of Options

(1)An Option will be evidenced by a stock option certificate (“Stock Option Certificate”), signed on behalf of the Corporation, which Stock Option Certificate will be in substantially the form of Appendix Error! Reference source not found.“ attached to this Plan, or such other form as the Board may approve from time to time.

(2)Subject to the provisions of this Plan, the Board has the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 3.1(2) and Section 4.3 hereof, applicable to the exercise of an Option. An Eligible Person may receive Options on more than one occasion under this Plan and may receive separate Options on any one occasion.

(3)The Board may from time to time, in its discretion, grant Options to any Eligible Person upon the terms, conditions and limitations set forth in this Plan and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine, provided that Options granted to any Participant must be approved by the Shareholders if the rules of the Stock Exchange require such approval. Despite the foregoing, no Option will be granted during a black-out period or other trading restriction imposed by the Corporation (but, for greater certainty, not a cease trade order or other restriction imposed by any person other than the Corporation), or any other time when the Board or the Corporation has any material undisclosed information.

Section 4.2    Exercise Price

An Option may be exercised at a price (the “Exercise Price”) established by the Board at the time that the Option is granted, but in no event can the Exercise Price be less than the Market Price. The Exercise Price is subject to adjustment in accordance with the provisions of Section 3.3(4) hereof.

Section 4.3    Vesting

Subject to Section 4.7, all Options granted under this Plan will vest in accordance with the terms of the Stock Option Certificate entered into in respect of such Options.

Section 4.4    Exercise of Options

(1)The period during which an Option may be exercised (the “Option Period”) will be determined by the Board at the time the Option is granted and set out in the Stock Option Certificate in respect of such Option, provided that:

(a)all Options expire on the date (the “Expiry Date”) set out by the Board on the date of grant and as described in the applicable Stock Option Certificate provided that no Option will be exercisable for a period exceeding ten (10) years from the date the Option is granted;

(b)Options may not be exercised until they have vested;

(c)the Option Period will be automatically reduced in accordance with Section 4.7 below upon the occurrence of any of the events referred to in such section; and

(d)no Option in respect of which Shareholder approval is required under the rules of the Stock Exchange will be exercisable until such time as such Option has been approved by the Shareholders.

(2)Despite any other provision of this Plan, if the Expiry Date of an Option falls on, or within nine (9) Business Days immediately following a date upon which a Participant is prohibited from exercising an Option due to a black-out period or other trading restriction imposed by the Corporation (but, for greater certainty, not a cease trade order or other restriction imposed by any person other than the Corporation), then the Expiry Date of such Option will be automatically extended to the tenth (10th) Business Day following the date the relevant black-out period or other trading restriction imposed by the Corporation is lifted, terminated or removed. Where the Expiry Date of an Option falls immediately after a black-out period or other trading restriction imposed by the Corporation, and for greater certainty, not later than ten (10) days after the black-out period or other trading restriction imposed by the Corporation, then the Expiry Date of such Option will be automatically extended by such number of days equal to ten (10) days less the number of days after the black-out period that the Option expires.

(3)The Exercise Price of each Share purchased under an Option must be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, the number of Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable.

(4)Upon the exercise of Options pursuant to this Section 4.3, the Corporation will immediately deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his or her legal or personal representative) or to the order thereof, the number of Shares with respect to which Options have been exercised (subject to Section 3.9).

(5)Subject to the other provisions of this Plan and any vesting limitations imposed by the Board at the time of grant, Options may be exercised, in whole or in part, at any time or from time to time, by a Participant by written notice given to the Corporation as required by the Board from time to time.

Section 4.5    Change of Control

(1)Despite any other provision of this Plan, in the event of a Change of Control Event all unvested Options then outstanding will be substituted by or replaced with stock options of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Options.

(2)If within 12 months of a Change of Control Event, a Participant’s service, consulting relationship, or employment with the Corporation, an Affiliate or the continuing entity is terminated without Cause, or the Participant resigns from his or her employment for Good Reason, the vesting of all Options then held by such Participant (and, if applicable, the time during which such Options may be exercised) will, at the discretion of the Board, be accelerated in full.

(3)If, upon a Change of Control Event, the continuing entity fails to comply with Section 4.5(1) above, the vesting of all then outstanding Options (and, if applicable, the time during which such Options may be exercised) will, at the discretion of the Board, be accelerated in full.

(4)No fractional Shares or other security will be issued upon the exercise of any Option and accordingly, if as a result of a Change of Control Event, a Participant would become entitled to a fractional Share or other security, such Participant will have the right to acquire only the next lowest whole number of Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(5)The Board will have the power, in its sole discretion, to terminate, immediately following actual completion of such Change of Control Event and on such terms as it sees fit, any Options not exercised (including all unvested Options).

Section 4.6    Transfer and Assignment

Options are not transferable or assignable by a Participant otherwise than by will or the laws of descent and distribution, and will be exercisable only by a Participant during the lifetime of the Participant and, subject to Section 4.7(1)(c), after death only by the Participant’s legal representative.

Section 4.7    Termination of Service

(1)Subject to Section 4.7(2):

(a)if a Participant ceases to be an Eligible Person as a result of his or her resignation from the Corporation, each unvested Option held by the Participant will automatically terminate and become void immediately upon resignation, and each vested Option will cease to be exercisable on the earlier of the original Expiry Date of the Option and ninety (90) days following the Termination Date;

(b)if a Participant ceases to be an Eligible Person as a result of his or her Retirement, each unvested Option held by such Participant will continue to vest for a period of three (3) years from the date of his or her Retirement and all vested Options held by such Participant will continue to be exercisable for a period of up to three (3) years from the date of his or her Retirement, and afterwards each vested Option held by such Participant will cease to be exercisable and all unvested Options will terminate and become void;

(c)if a Participant ceases to be an Eligible Person by reason of death, each unvested Option held by such Participant will vest immediately and the legal representative of the Participant may exercise the Participant’s Options for the period ending on the earlier of (i) the original Expiry Date of the Option, and (ii) the date that is twelve (12) months following the date of the Participant’s death;

(d)if a Participant ceases to be an Eligible Person as a result of his or her Disability, each unvested Option held by such Participant will continue to vest in accordance with the terms of grant of such Option and each vested Option held by such Participant will remain exercisable until the original Expiry Date of the Option;

(e)if a Participant ceases to be an Eligible Person as a result of such Participant’s service, consulting relationship, or employment with the Corporation or an Affiliate having been terminated for Cause, each Option held by the Participant will automatically terminate and become void; and

(f)if, other than in connection with a Change of Control Event as described in Section 4.5(2) above, a Participant ceases to be an Eligible Person as a result of such Participant’s service, consulting relationship, or employment with the Corporation or an Affiliate having been terminated without Cause, or the Participant resigns from his or her employment for Good Reason, each unvested Option held by the Participant will automatically terminate and become void on the Termination Date and each vested Option will cease to be exercisable on the earlier of the original Expiry Date of the Option and ninety (90) days following the Termination Date, unless otherwise determined by the Board, in its sole discretion.

(2)For the purposes of this Plan, a Participant’s employment with the Corporation or an Affiliate is considered to have terminated effective on the last day of the Participant’s actual and active employment with the Corporation or Affiliate, whether such day is selected by agreement with the individual, unilaterally by the Corporation or Affiliate and whether with or without advance notice to the Participant. For the avoidance of doubt, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant’s last day of actual and active employment will be considered as extending the Participant’s period of employment for the purposes of determining his or her entitlement under this Plan.

Section 4.8    Notice

Any notice required to be given by this Plan must be in writing and be given by registered mail, prepaid postage, or delivered by courier or by facsimile transmission addressed, if to the Corporation, to the office of the Corporation in Calgary, Alberta, Attention: Corporate Secretary; or if to a Participant, to such Participant at his or her address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing, then to the last known address of such Participant; or if to any other person, to the last known address of such person.

Section 4.9    Rights of Participants

No person entitled to exercise any Option granted under this Plan has any of the rights or privileges of a Shareholder in respect of any underlying Shares issuable upon exercise of such Option, including without limitation, the right to participate in any new issue of Shares to existing holders of Shares, until such Option has been exercised and such underlying Shares have been paid for in full and issued to such person. For greater certainty, nothing contained in this Plan nor in any Option granted in accordance with this Plan is deemed to give any Participant any interest or title in or to any Shares or any other legal or equitable right against the Corporation or any of its Affiliates whatsoever other than as set forth in this Plan and pursuant to the exercise of any Option.

Section 4.10    Right to Issue Other Shares

The Corporation is not by virtue of this Plan restricted in any way from declaring and paying stock dividends, issuing further Shares, or varying or amending its share capital or corporate structure.

Section 4.11    Quotation of Shares

So long as the Shares are listed on the Toronto Stock Exchange, the Corporation must apply to the Toronto Stock Exchange for the listing or quotation, as applicable, of the Shares issued upon the exercise of all Options granted under this Plan, however, the Corporation cannot guarantee that such Shares will be listed or quoted on the Toronto Stock Exchange.
Article 5 Board Approval

Section 5.1    Adoption

This Plan was initially adopted by the Board on June 7, 2021.

Appendix “A“

STOCK OPTION CERTIFICATE

This Stock Option Certificate is dated this day of , 20 between Exro Technologies Inc. (the “Corporation”) and [Name] (the “Optionee”).

WHEREAS the Optionee has been granted certain options (“Options”) to acquire common shares in the capital of the Corporation (“Shares”) under Exro Technologies Inc. Stock Option Plan (the “Option Plan”), a copy of which has been provided to the Optionee;

AND WHEREAS capitalized terms used in this Agreement and not otherwise defined have the meanings given to them in the Option Plan;
NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
1.The Corporation confirms that the Optionee has been granted Options under the Option Plan on the following basis, subject to the terms and conditions of the Option Plan:

DATE OF GRANT	NUMBER OF OPTIONS	EXERCISE PRICE (CDN$)	VESTING SCHEDULE	EXPIRY DATE

2.Attached to this Stock Option Certificate as Schedule “A” is a form of notice that the Optionee may use to exercise any of his or her Options in accordance with the Option Plan at any time and from time to time prior to the Expiry Date of such Options.

3.By accepting this Stock Option Certificate, the Optionee represents, warrants and acknowledges (i) that he or she has read and understands the Option Plan and agrees to the terms and conditions thereof and of this Stock Option Certificate; (ii) that he or she requested and is satisfied that the foregoing be drawn up in the English language. Le soussigné reconnaît qu’il a exigé que ce qui précède soit rédigé et exécuté en anglais et s’en déclare satisfait; (iii) his or her participation in the trade and acceptance of the Options is voluntary; and (iv) that he or she has not been induced to participate in the Option Plan by expectation of engagement, appointment, employment, continued engagement, continued appointment or continued employment, as applicable, with the Corporation or its Affiliates.

4.This Stock Option Certificate is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Time is of the essence of this Stock Option Certificate. This Stock Option Certificate will enure to the benefit of and will be binding upon the parties and their heirs, attorneys, guardians, estate trustees, executors, trustees and administrators and the successors of the Corporation.

IN WITNESS WHEREOF the parties have executed this Stock Option Certificate.

EXRO TECHNOLOGIES INC.

    _              _    _ Name of Optionee:            Authorized Signing Officer

SCHEDULE “A”
ELECTION TO EXERCISE STOCK OPTIONS

TO: EXRO TECHNOLOGIES INC. (the “Corporation”)

The undersigned option holder hereby irrevocably elects to exercise options (“Options”) granted by the Corporation to the undersigned pursuant to a Stock Option Certificate dated , 20 under the Exro Technologies Inc. Stock Option Plan (the “Option Plan”) for the number of common shares in the capital of the Corporation (“Shares”) in accordance with as set forth below.

I hereby elect to exercise my Options in accordance with Section 4.4 of the Option Plan:

Number of Shares to be Acquired:	_
Option Exercise Price (per Share):	$ _ _
Aggregate Purchase Price:	$ _ _
Amount enclosed that is payable on account of withholding of tax or other required deductions relating to the exercise of the Options (contact the Corporation for details of such amount)(the “Applicable Withholdings and Deductions”):
$ _ _
□ Or check here if alternative arrangements have been made with the Corporation with respect to the payment of Applicable Withholdings and Deductions;

and hereby tenders cash, a certified cheque or bank draft for such aggregate Purchase Price, and, if applicable, Applicable Withholdings and Deductions, and directs such Shares to be registered in the name of
    _    _ .

DATED this _    day of    _, _    __.

Signature
Name

SCHEDULE “B”

EXRO TECHNOLOGIES INC. AUDIT CHARTER

Mandate

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.
•Review and appraise the performance of the Company’s external auditors.
•Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.
Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the CFO and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review
(1)Review and update this Charter annually.

(2)Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification,report, opinion, or review rendered by the external auditors.
(3)External Auditors
(a)Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b)Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c)Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d)Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.
(e)Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f)At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.
(g)Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h)Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i)Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre- approval requirement is waived with respect to the provision of non-audit services if:
(i)the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
(ii)such services were not recognized by the Company at the time of the engagement to be non- audit services; and
(iii)such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.
Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

(4)Financial Reporting Processes
(a)In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.
(b)Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.
(c)Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.
(d)Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f)Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g)Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h)Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i)Review certification process.
(j)Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
(5)Risk Management
(a)To review, at least annually, and more frequently if necessary, the Company’s policies for risk assessment and risk management (the identification, monitoring, and mitigation of risks).
(b)To inquire of management and the independent auditor about significant business, political, financial and control risks or exposure to such risk.
(c)To request the external auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are being managed or controlled.
(d)To assess the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board.
(6)Other
(a)Review any related-party transactions.

Schedule "C"

Change of Auditor Package

Schedule "D"

Proposed Articles

Incorporation Number	BC0993539

Effective as of

ARTICLES OF
EXRO TECHNOLOGIES INC.

PROVINCE OF BRITISH COLUMBIA
BUSINESS CORPORATIONS ACT

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION

Section 1.1    Definitions    7
Section 1.2    BCA and Interpretation Act Definitions Applicable    7
Section 1.3    Conflicts or Inconsistencies    8
ARTICLE 2
SHARES AND SHARE CERTIFICATES
Section 2.1    Authorized Share Structure    8
Section 2.2    Form of Share Certificate    8
Section 2.3    Shareholder Entitled to Certificate or Acknowledgement    8
Section 2.4    Delivery by Mail    8
Section 2.5    Replacement of Worn Out or Defaced Certificate or Acknowledgement    8
Section 2.6    Replacement of Lost, Destroyed or Wrongfully Taken Certificate    8
Section 2.7    Recovery of New Share Certificate    9
Section 2.8    Splitting Share Certificates    9
Section 2.9    Certificate Fee    9
Section 2.10    Recognition of Trusts    9
ARTICLE 3 ISSUE OF SHARES
Section 3.1    Board Authorized    9
Section 3.2    Commissions and Discounts    9
Section 3.3    Brokerage    9
Section 3.4    Conditions of Issue    9
Section 3.5    Share Purchase Warrants and Rights    10
ARTICLE 4 SHARE REGISTERS
Section 4.1    Central Securities Register    10
Section 4.2    Closing Register    10
ARTICLE 5 SHARE TRANSFERS
Section 5.1    Registering Transfers    10
Section 5.2    Waivers of Requirements for Transfer    11
Section 5.3    Form of Instrument of Transfer    11
Section 5.4    Transferor Remains Shareholder    11
Section 5.5    Signing of Instrument of Transfer    11
Section 5.6    Enquiry as to Title Not Required    11
Section 5.7    Transfer Fee    11
ARTICLE 6 TRANSMISSION OF SHARES
Section 6.1    Legal Personal Representative Recognized on Death    11
Section 6.2    Rights of Legal Personal Representative    12

ARTICLE 7
ACQUISITION OF COMPANY'S SHARES
Section 7.1    Company Authorized to Purchase or Otherwise Acquire Shares    12
Section 7.2    No Purchase, Redemption or Other Acquisition When Insolvent    12
Section 7.3    Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares    12
ARTICLE 8 BORROWING POWERS
Section 8.1    Borrowing Powers    12
ARTICLE 9 ALTERATIONS
Section 9.1    Alteration of Authorized Share Structure    13
Section 9.2    Special Rights or Restrictions    13
Section 9.3    No Interference with Class or Series Rights without Consent    13
Section 9.4    Change of Name    14
Section 9.5    Other Alterations    14
ARTICLE 10 MEETINGS OF SHAREHOLDERS
Section 10.1    Annual General Meetings    14
Section 10.2    Resolution Instead of Annual General Meeting    14
Section 10.3    Calling of Meetings of Shareholders    14
Section 10.4    Electronic Meetings    14
Section 10.5    Notice for Meetings of Shareholders    14
Section 10.6    Record Date for Notice    15
Section 10.7    Record Date for Voting    15
Section 10.8    Failure to Give Notice and Waiver of Notice    15
Section 10.9    Notice of Special Business at Meetings of Shareholders    15
Section 10.10    Class Meetings and Series Meetings of Shareholders    15
Section 10.11    Notice of Dissent Rights    15
ARTICLE 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS
Section 11.1    Special Business    16
Section 11.2    Special Majority    16
Section 11.3    Quorum    16
Section 11.4    Persons Entitled to Attend Meeting    16
Section 11.5    Requirement of Quorum    17
Section 11.6    Lack of Quorum    17
Section 11.7    Lack of Quorum at Succeeding Meeting    17
Section 11.8    Chair    17
Section 11.9    Selection of Alternate Chair    17
Section 11.10    Adjournments    17
Section 11.11    Notice of Adjourned Meeting    17
Section 11.12    Electronic Voting    18
Section 11.13    Decisions by Show of Hands or Poll    18
Section 11.14    Declaration of Result    18
Section 11.15    Motion Need Not be Seconded    18
Section 11.16    Casting Vote    18
Section 11.17    Manner of Taking Poll    18
Section 11.18    Demand for Poll on Adjournment    18
Section 11.19    Chair Must Resolve Dispute    18

Section 11.20    Casting of Votes    18
Section 11.21    No Demand for Poll on Election of Chair    19
Section 11.22    Demand for Poll Not to Prevent Continuance of Meeting    19
Section 11.23    Retention of Ballots and Proxies    19
ARTICLE 12
VOTES OF SHAREHOLDERS
Section 12.1    Number of Votes by Shareholder or by Shares    19
Section 12.2    Votes of Persons in Representative Capacity    19
Section 12.3    Votes by Joint Holders    19
Section 12.4    Legal Personal Representatives as Joint Shareholders    19
Section 12.5    Representative of a Corporate Shareholder    19
Section 12.6    When Proxy Holder Need Not Be Shareholder    20
Section 12.7    When Proxy Provisions Do Not Apply to the Company    20
Section 12.8    Appointment of Proxy Holders    20
Section 12.9    Alternate Proxy Holders    20
Section 12.10    Deposit of Proxy    21
Section 12.11    Validity of Proxy Vote    21
Section 12.12    Form of Proxy    21
Section 12.13    Revocation of Proxy    21
Section 12.14    Revocation of Proxy Must Be Signed    21
Section 12.15    Chair May Determine Validity of Proxy    22
Section 12.16    Production of Evidence of Authority to Vote    22
ARTICLE 13 DIRECTORS
Section 13.1    Number of Directors    22
Section 13.2    Change in Number of Directors    22
Section 13.3    Board's Acts Valid Despite Vacancy    22
Section 13.4    Qualifications of Directors    22
Section 13.5    Remuneration of Directors    23
Section 13.6    Reimbursement of Expenses of Directors    23
Section 13.7    Special Remuneration for Directors    23
Section 13.8    Gratuity, Pension or Allowance on Retirement of Director    23
ARTICLE 14
ELECTION AND REMOVAL OF DIRECTORS
Section 14.1    Election at Annual General Meeting    23
Section 14.2    Consent to be a Director    23
Section 14.3    Failure to Elect or Appoint Directors    23
Section 14.4    Places of Retiring Directors Not Filled    24
Section 14.5    Board May Fill Casual Vacancies    24
Section 14.6    Remaining Directors' Power to Act    24
Section 14.7    Shareholders May Fill Vacancies    24
Section 14.8    Additional Directors    24
Section 14.9    Ceasing to be a Director    24
Section 14.10    Removal of Director by Shareholders    25
Section 14.11    Removal of Director by Directors    25
ARTICLE 15 ALTERNATE DIRECTORS
Section 15.1    Application    25
Section 15.2    Appointment of Alternate Director    25

Section 15.3    Notice of Meetings    25
Section 15.4    Alternate for More Than One Director Attending Meetings    25
Section 15.5    Consent Resolutions    26
Section 15.6    Alternate Director Not an Agent    26
Section 15.7    Revocation of Appointment of Alternate Director    26
Section 15.8    Ceasing to be an Alternate Director    26
Section 15.9    Remuneration and Expenses of Alternate Director    26
ARTICLE 16
POWERS AND DUTIES OF THE BOARD
Section 16.1    Powers of Management    26
Section 16.2    Appointment of Attorney of Company    26
ARTICLE 17
INTERESTS OF DIRECTORS AND OFFICERS
Section 17.1    Obligation to Account for Profits    27
Section 17.2    Restrictions on Voting by Reason of Interest    27
Section 17.3    Interested Director Counted in Quorum    27
Section 17.4    Disclosure of Conflict of Interest or Property    27
Section 17.5    Director Holding Other Office in the Company    27
Section 17.6    No Disqualification    27
Section 17.7    Professional Services by Director or Officer    27
Section 17.8    Director or Officer in Other Corporations    27
ARTICLE 18 PROCEEDINGS OF THE BOARD
Section 18.1    Meetings of the Board    28
Section 18.2    Voting at Meetings    28
Section 18.3    Chair of Meetings    28
Section 18.4    Meetings by Telephone or Other Communications Medium    28
Section 18.5    Calling of Meetings    28
Section 18.6    Notice of Meetings    28
Section 18.7    When Notice Not Required    29
Section 18.8    Meeting Valid Despite Failure to Give Notice    29
Section 18.9    Waiver of Notice of Meetings    29
Section 18.10    Quorum    29
Section 18.11    Validity of Acts Where Appointment Defective    29
Section 18.12    Consent Resolutions in Writing    29
ARTICLE 19
EXECUTIVE AND OTHER COMMITTEES
Section 19.1    Appointment and Powers of Executive Committee    30
Section 19.2    Appointment and Powers of Other Committees    30
Section 19.3    Obligations of Committees    30
Section 19.4    Powers of Board    30
Section 19.5    Committee Meetings    31
ARTICLE 20 OFFICERS
Section 20.1    Board May Appoint Officers    31
Section 20.2    Functions, Duties and Powers of Officers    31
Section 20.3    Qualifications    31

Section 20.4    Remuneration and Terms of Appointment    31
ARTICLE 21 INDEMNIFICATION
Section 21.1    Definitions    31
Section 21.2    Mandatory Indemnification of Eligible Parties    32
Section 21.3    Permitted Indemnification    32
Section 21.4    Non-Compliance with BCA    32
Section 21.5    Company May Purchase Insurance    32
ARTICLE 22 DIVIDENDS
Section 22.1    Payment of Dividends Subject to Special Rights    32
Section 22.2    Declaration of Dividends    33
Section 22.3    No Notice Required    33
Section 22.4    Record Date    33
Section 22.5    Manner of Paying Dividend    33
Section 22.6    Settlement of Difficulties    33
Section 22.7    When Dividend Payable    33
Section 22.8    Dividends to be Paid in Accordance with Number of Shares    33
Section 22.9    Receipt by Joint Shareholders    33
Section 22.10    Dividend Bears No Interest    33
Section 22.11    Fractional Dividends    33
Section 22.12    Payment of Dividends    33
Section 22.13    Capitalization of Retained Earnings or Surplus    34
ARTICLE 23 ACCOUNTING RECORDS AND AUDITOR
Section 23.1    Recording of Financial Affairs    34
Section 23.2    Inspection of Accounting Records    34
Section 23.3    Remuneration of Auditor    34
ARTICLE 24 NOTICES
Section 24.1    Method of Giving Notice    34
Section 24.2    Deemed Receipt    35
Section 24.3    Certificate of Sending    35
Section 24.4    Notice to Joint Shareholders    35
Section 24.5    Notice to Legal Personal Representatives and Trustees    35
Section 24.6    Undelivered Notices    36
ARTICLE 25 SEAL
Section 25.1    Who May Attest Seal    36
Section 25.2    Sealing Copies    36
Section 25.3    Mechanical Reproduction of Seal    36
ARTICLE 26 PROHIBITIONS
Section 26.1    Definitions    36
Section 26.2    Application    37
Section 26.3    Consent Required for Transfer of Shares or Transfer Restricted Securities    37

ARTICLE 27
SPECIAL RIGHTS OR RESTRICTIONS ATTACHED TO COMMON SHARES
Section 27.1    Voting    37
Section 27.2    Dividends    37
Section 27.3    Liquidation, Dissolution and Winding-up    37
ARTICLE 28
SPECIAL RIGHTS OR RESTRICTIONS ATTACHED TO PREFERRED SHARES
Section 28.1    Issuable in Series    37

Incorporation Number	BC0993539

ARTICLES
EXRO TECHNOLOGIES INC.
(the "Company") Article 1 INTERPRETATION

Section 1.1    Definitions
In these Articles, unless the context otherwise requires:

(1)"appropriate person" has the meaning assigned in the Securities Transfer Act;

(2)"board of directors" and "board" mean the board of directors or sole director of the Company for the time being;

(3)"BCA" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)"director" means a person who is a director of the Company for the time being;

(5)"directors' resolution" means a resolution of the board of directors passed at a meeting of the board or consented to by the directors in accordance with Section 140 of the BCA and Section 18.12;

(6)"Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(7)"legal personal representative" means the personal or other legal representative of a shareholder or other person, as the context requires;

(8)"protected purchaser" has the meaning assigned in the Securities Transfer Act;

(9)"registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(10)"seal" means the seal of the Company, if any;

(11)"Securities Act" means the Securities Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(12)"securities legislation" means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; "Canadian securities legislation" means the securities legislation in any province or territory of Canada and includes the Securities Act; and "U.S. securities legislation" means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934;

(13)"Securities Transfer Act" means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act; and

(14)"special business" has the meaning set out in Section 11.1.

Section 1.2    BCA and Interpretation Act Definitions Applicable
The definitions in the BCA and the definitions and rules of construction in the Interpretation Act, with the necessary changes,

so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment.

Section 1.3    Conflicts or Inconsistencies
If there is a conflict between a definition in the BCA and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the BCA will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the BCA, the BCA will prevail.

Article 2
SHARES AND SHARE CERTIFICATES

Section 2.1    Authorized Share Structure
The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Section 2.2    Form of Share Certificate
Each share certificate issued by the Company must comply with, and be signed as required by, the BCA.

Section 2.3    Shareholder Entitled to Certificate or Acknowledgement
Unless the shares of which the shareholder is the registered owner are uncertificated shares within the meaning of the BCA, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

Section 2.4    Delivery by Mail
Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Section 2.5    Replacement of Worn Out or Defaced Certificate or Acknowledgement
If the Company is satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate is worn out or defaced, it must, on production to it of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as it thinks fit:
(1)order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2)issue a replacement share certificate or acknowledgement, as the case may be.

Section 2.6    Replacement of Lost, Destroyed or Wrongfully Taken Certificate
If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:
(1)so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(2)provides the Company with an indemnity bond sufficient in the Company's judgement to protect the Company from any loss that the Company may suffer by issuing a new certificate; and

(3)satisfies any other reasonable requirements imposed by the Company.

A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

Section 2.7    Recovery of New Share Certificate
If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights under any indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

Section 2.8    Splitting Share Certificates
If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Section 2.9    Certificate Fee
There must be paid to the Company, in relation to the issue of any share certificate under Section 2.5, Section 2.6, or Section 2.8, the amount, if any and which must not exceed the amount prescribed under the BCA, determined by the board.

Section 2.10    Recognition of Trusts
Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

Article 3 ISSUE OF SHARES

Section 3.1    Board Authorized
Subject to the BCA and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the board may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Section 3.2    Commissions and Discounts
The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

Section 3.3    Brokerage
The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Section 3.4    Conditions of Issue
Except as provided for by the BCA, no share may be issued until it is fully paid. A share is fully paid when:
(1)consideration is provided to the Company for the issue of the share by one or more of the following:

(a)past services performed for the Company;

(b)property;

(c)money; and

(2)the value of the consideration received by the Company equals or exceeds the issue price set for the share under Section 3.1.

Section 3.5    Share Purchase Warrants and Rights
Subject to the BCA, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the board determines, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

Article 4 SHARE REGISTERS

Section 4.1    Central Securities Register
As required by and subject to the BCA, the Company must maintain a central securities register, which may be kept in electronic form. The board may, subject to the BCA, appoint an agent to maintain the central securities register. The board may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The board may terminate such appointment of any agent at any time and may appoint another agent in its place.

Section 4.2    Closing Register
The Company must not at any time close its central securities register.

Article 5 SHARE TRANSFERS

Section 5.1    Registering Transfers
Subject to Article 26, the BCA and the Securities Transfer Act, the Company must register a transfer of a share of the Company if either:

(1)the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

(a)in the case where the Company has issued a share certificate in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(b)in the case of a share that is not represented by a share certificate (including an uncertificated share within the meaning of the BCA and including the case where the Company has issued a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate in respect of the share to be transferred), a written instrument of transfer, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(c)such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of shares to be transferred may require to prove the title of the transferor or the transferor's right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser; or

(2)all the preconditions for a transfer of a share under the Securities Transfer Act have been met and the Company is required under the Securities Transfer Act to register the transfer.

Section 5.2    Waivers of Requirements for Transfer
The Company may waive any of the requirements set out in Section 5.1(1) and any of the preconditions referred to in Section 5.1(2).

Section 5.3    Form of Instrument of Transfer
The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form satisfactory to the Company or the transfer agent for the class or series of shares to be transferred.

Section 5.4    Transferor Remains Shareholder
Except to the extent that the BCA otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Section 5.5    Signing of Instrument of Transfer
If a shareholder or other appropriate person or an agent who has actual authority to act on behalf of that person, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified but share certificates are deposited with the instrument of transfer, all the shares represented by such share certificates:
(1)in the name of the person named as transferee in that instrument of transfer; or

(2)if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Section 5.6    Enquiry as to Title Not Required
Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

Section 5.7    Transfer Fee
Subject to the applicable rules of any stock exchange on which the shares of the Company may be listed, there must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the board.

Article 6 TRANSMISSION OF SHARES

Section 6.1    Legal Personal Representative Recognized on Death
In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the board may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

Section 6.2    Rights of Legal Personal Representative
The legal personal representative of a shareholder has the rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles and applicable securities legislation, if appropriate evidence of appointment or incumbency within the meaning of the Securities Transfer Act has been deposited with the Company. This Section 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder's name and the name of another person in joint tenancy.

Article 7
ACQUISITION OF COMPANY'S SHARES

Section 7.1    Company Authorized to Purchase or Otherwise Acquire Shares
Subject to Section 7.2, the special rights or restrictions attached to the shares of any class or series of shares, the BCA and applicable securities legislation, the Company may, if authorized by the board, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the board.

Section 7.2    No Purchase, Redemption or Other Acquisition When Insolvent
The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)the Company is insolvent; or

(2)making the payment or providing the consideration would render the Company insolvent.

Section 7.3    Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares
If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)is not entitled to vote the share at a meeting of its shareholders;

(2)must not pay a dividend in respect of the share; and

(3)must not make any other distribution in respect of the share.

Article 8 BORROWING POWERS

Section 8.1    Borrowing Powers
The Company, if authorized by the board, may:

(1)borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the board considers appropriate;

(2)issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the board considers appropriate;

(3)guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Article 9 ALTERATIONS

Section 9.1    Alteration of Authorized Share Structure
Subject to Section 9.2, the special rights or restrictions attached to the shares of any class or series of shares and the BCA, the Company may:

(1)by ordinary resolution;

(a)create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)if the Company is authorized to issue shares of a class of shares with par value:

(i)decrease the par value of those shares; or

(ii)if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)alter the identifying name of any of its shares; or

(g)otherwise alter its shares or authorized share structure when required or permitted to do so by the BCA; and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly; or
(2)by directors’ resolution, subdivide or consolidate all or any of its unissued, or fully paid issued, shares and if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly.

Section 9.2    Special Rights or Restrictions
Subject to the special rights or restrictions attached to the shares of any class or series of shares and the BCA, the Company may by ordinary resolution:

(1)create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

Section 9.3    No Interference with Class or Series Rights without Consent
A right or special right attached to issued shares must not be prejudiced or interfered with under the BCA, the Notice of Articles or these Articles unless the holders of shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of the holders of such class or series of shares.

Section 9.4    Change of Name
The Company may by directors' resolution or ordinary resolution authorize an alteration to its Notice of Articles in order to change its name.

Section 9.5    Other Alterations
If the BCA does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

Article 10 MEETINGS OF SHAREHOLDERS

Section 10.1    Annual General Meetings
Unless an annual general meeting is deferred or waived in accordance with the BCA, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place, either in or outside British Columbia, as may be determined by the board.

Section 10.2    Resolution Instead of Annual General Meeting
If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Section 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

Section 10.3    Calling of Meetings of Shareholders
The board may, at any time, call a meeting of shareholders, to be held at such time and at such place, either in or outside British Columbia, as may be determined by the board.

Section 10.4    Electronic Meetings
The board may determine that a meeting of shareholders shall be held entirely by means of telephone, electronic or other communications facilities that permit all participants to communicate with each other during the meeting. A meeting of shareholders may also be held at which some, but not necessarily all, persons entitled to attend may participate by means of such communications facilities, if the board determines to make them available. A person participating in a meeting by such means is deemed to be present at the meeting.

Section 10.5    Notice for Meetings of Shareholders
The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)if and for so long as the Company is a public company, 21 days;

(2)otherwise, 10 days.

Section 10.6 Record Date for Notice
The board may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCA, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)if and for so long as the Company is a public company, 21 days;

(2)otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Section 10.7    Record Date for Voting
The board may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCA, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Section 10.8    Failure to Give Notice and Waiver of Notice
The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 10.9    Notice of Special Business at Meetings of Shareholders
If a meeting of shareholders is to consider special business within the meaning of Section 11.1, the notice of meeting must:

(1)state the general nature of the special business; and

(2)if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Section 10.10 Class Meetings and Series Meetings of Shareholders
Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

Section 10.11 Notice of Dissent Rights
The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1)if and for so long as the Company is a public company, 21 days;

(2)otherwise, 10 days.

Article 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Section 11.1    Special Business
At a meeting of shareholders, the following business is special business:

(1)at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)at an annual general meeting, all business is special business except for the following:

(a)business relating to the conduct of or voting at the meeting;

(b)consideration of any financial statements of the Company presented to the meeting;

(c)consideration of any reports of the board or auditor;

(d)the setting or changing of the number of directors;

(e)the election or appointment of directors;

(f)the appointment of an auditor;

(g)the setting of the remuneration of an auditor;

(h)business arising out of a report of the board not requiring the passing of a special resolution or an exceptional resolution;

(i)any non-binding advisory vote; and

(j)any other business which, under these Articles or the BCA, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Section 11.2    Special Majority
The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

Section 11.3    Quorum
Subject to the special rights or restrictions attached to the shares of any class or series of shares, a quorum for the transaction of business at a meeting of shareholders is present if shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

Section 11.4    Persons Entitled to Attend Meeting
In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the officers, any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the board or by the chair of the meeting and any other persons who, although not entitled to vote, are entitled or required under the BCA or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Section 11.5    Requirement of Quorum
No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Section 11.6    Lack of Quorum
If, within one-half hour from the time set for holding a meeting of shareholders, a quorum is not present:

(1)in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Section 11.7    Lack of Quorum at Succeeding Meeting
If, at the meeting to which the meeting referred to in Section 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for holding the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

Section 11.8    Chair
The following individual is entitled to preside as chair at a meeting of shareholders:

(1)the chair of the board, if any; or

(2)if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Section 11.9    Selection of Alternate Chair
If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting. If all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Section 11.10    Adjournments
The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Section 11.11    Notice of Adjourned Meeting
It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Section 11.12    Electronic Voting
Any vote at a meeting of shareholders may be held entirely or partially by means of telephonic, electronic or other communications facilities if the directors determine to make them available whether or not persons entitled to attend participate in the meeting by means of telephonic, electronic or other communications facilities.

Section 11.13    Decisions by Show of Hands or Poll
Subject to the BCA, every motion put to a vote at a meeting of shareholders will be decided on a show of hands or the functional equivalent of a show of hands by means of telephonic, electronic or other communications facilities, unless a poll, before or on the declaration of the result of the vote by show of hands (or its functional equivalent), is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Section 11.14    Declaration of Result
The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands (or its functional equivalent) or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Section 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Section 11.15    Motion Need Not be Seconded
No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Section 11.16    Casting Vote
In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Section 11.17    Manner of Taking Poll
Subject to Section 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)the poll must be taken:

(a)at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)in the manner, at the time and at the place that the chair of the meeting directs;

(2)the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)the demand for the poll may be withdrawn by the person who demanded it.

Section 11.18    Demand for Poll on Adjournment
A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Section 11.19    Chair Must Resolve Dispute
In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

Section 11.20    Casting of Votes
On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

Section 11.21    No Demand for Poll on Election of Chair
No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Section 11.22    Demand for Poll Not to Prevent Continuance of Meeting
The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of the meeting for the transaction of any business other than the question on which a poll has been demanded.

Section 11.23    Retention of Ballots and Proxies
The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

Article 12
VOTES OF SHAREHOLDERS

Section 12.1    Number of Votes by Shareholder or by Shares
Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Section 12.3:

(1)on a vote by show of hands (or its functional equivalent), every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Section 12.2    Votes of Persons in Representative Capacity
A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the board, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Section 12.3    Votes by Joint Holders
If there are joint shareholders registered in respect of any share:

(1)any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Section 12.4    Legal Personal Representatives as Joint Shareholders
Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Section 12.3, deemed to be joint shareholders registered in respect of that share.

Section 12.5    Representative of a Corporate Shareholder
If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)for that purpose, the instrument appointing a representative must be received:

(a)at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b)at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2)if a representative is appointed under this Section 12.5:

(a)the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Section 12.6    When Proxy Holder Need Not Be Shareholder
A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Section 12.5;

(2)the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting;

(3)the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting; or

(4)the Company is a public company.

Section 12.7    When Proxy Provisions Do Not Apply to the Company
If and for so long as the Company is a public company, Section 12.8 to Section 12.16 apply only insofar as they are not inconsistent with any Canadian securities legislation applicable to the Company, any U.S. securities legislation applicable to the Company or any rules of an exchange on which securities of the Company are listed.

Section 12.8    Appointment of Proxy Holders
Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy. The instructing of proxy holders may be carried out by means of telephonic, electronic or other communications facility in addition to or in substitution for instructing proxy holders by mail.

Section 12.9    Alternate Proxy Holders
A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Section 12.10    Deposit of Proxy
Subject to Section 12.13 and Section 12.15, a proxy for a meeting of shareholders must:

(1)be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(2)unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages or by using such available telephone or internet voting services as may be approved by the board.

Section 12.11    Validity of Proxy Vote
A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Section 12.12    Form of Proxy
A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the board or the chair of the meeting:
[name of company] (the "Company")
The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.
Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):
Signed [month, day, year]
[Signature of shareholder]
[Name of shareholder - printed]

Section 12.13    Revocation of Proxy
Subject to Section 12.14 and Section 12.15, every proxy may be revoked by an instrument in writing that is received:

(1)at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Section 12.14    Revocation of Proxy Must Be Signed
An instrument referred to in Section 12.13 must be signed as follows:

(1)if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy; or

(2)if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Section 12.5.

Section 12.15    Chair May Determine Validity of Proxy.
The chair of any meeting of shareholders may, at his or her sole discretion, determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Article 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting, and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

Section 12.16    Production of Evidence of Authority to Vote
The board or the chair of any meeting of shareholders may, but need not, at any time (including before, at or subsequent to the meeting), inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence for the purposes of determining a person’s share ownership as at the relevant record date and the authority to vote.

Article 13 DIRECTORS

Section 13.1    Number of Directors
(1)The number of directors is the number determined from time to time by directors' resolution or by ordinary resolution.

(2)If the number of directors has not been determined as provided in paragraph (1), the number of directors is equal to the number of directors designated as directors in the Notice of Articles that applied when the Company was recognized under the BCA or the number of directors holding office immediately following the most recent election or appointment of directors, whether at an annual or special general meeting of the shareholders, by a consent resolution of shareholders, or by the directors pursuant to Section 14.4, Section 14.5 or Section 14.8.

(3)Notwithstanding paragraph (2), the minimum number of directors is one or, if the company is a public company, three.

Section 13.2    Change in Number of Directors
If the number of directors is set under Section 13.1(1):

(1)the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; and

(2)if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number at the first meeting of shareholders following the setting of that number, then the board, subject to Section 14.8, may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

No decrease in the number of directors will shorten the term of an incumbent director.

Section 13.3    Board's Acts Valid Despite Vacancy
An act or proceeding of the board is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Section 13.4    Qualifications of Directors
A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the BCA to become, act or continue to act as a director.

Section 13.5    Remuneration of Directors
The directors are entitled to the remuneration for acting as directors, if any, as the board may from time to time determine. If the board so decides, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

Section 13.6    Reimbursement of Expenses of Directors
The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Section 13.7    Special Remuneration for Directors
If any director performs any professional or other services for the Company that in the opinion of the board are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the board, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Section 13.8    Gratuity, Pension or Allowance on Retirement of Director
Unless otherwise determined by ordinary resolution, the board on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Article 14
ELECTION AND REMOVAL OF DIRECTORS

Section 14.1    Election at Annual General Meeting
At every annual general meeting and in every unanimous resolution contemplated by Section 10.2:

(1)the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1) but are eligible for re-election or re-appointment.

Section 14.2    Consent to be a Director
No election, appointment or designation of an individual as a director is valid unless:

(1)that individual consents to be a director in the manner provided for in the BCA;

(2)that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)with respect to first directors, the designation is otherwise valid under the BCA.

Section 14.3    Failure to Elect or Appoint Directors
If:
(1)the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Section 10.2, on or before the date by which the annual general meeting is required to be held under the BCA; or

(2)the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Section 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)when his or her successor is elected or appointed; and

(4)when he or she otherwise ceases to hold office under the BCA or these Articles.

Section 14.4    Places of Retiring Directors Not Filled
If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose.

Section 14.5 Board May Fill Casual Vacancies
Any casual vacancy occurring in the board of directors may be filled by the remaining directors. For greater certainty, the appointment of a director to fill a casual vacancy as contemplated by this section is not the appointment of an additional director for the purposes of Section 14.8.

Section 14.6 Remaining Directors' Power to Act
The board may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the board may only act for the purpose of:

(1)appointing directors up to that number; or

(2)calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the BCA, for any other purpose.

Section 14.7 Shareholders May Fill Vacancies
If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Section 14.8    Additional Directors
Notwithstanding Section 13.1 and Section 13.2, between annual general meetings or unanimous resolutions contemplated by Section 10.2, the board may appoint one or more additional directors, but the number of additional directors appointed under this Section 14.8 must not at any time exceed:

(1)one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Section 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Section 14.1(1), but is eligible for re-election or re-appointment.

Section 14.9 Ceasing to be a Director
A director ceases to be a director when:

(1)the term of office of the director expires;

(2)the director dies;

(3)the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)the director is removed from office pursuant to Section 14.10 or Section 14.11.

Section 14.10    Removal of Director by Shareholders
The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the board may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Section 14.11    Removal of Director by Directors
The board may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company in accordance with the BCA and does not promptly resign, and the board may appoint a director to fill the resulting vacancy.

Article 15 ALTERNATE DIRECTORS

Section 15.1    Application
The provisions of this Article 15 do not apply to the Company and its directors if and for so long as it is a public company.

Section 15.2    Appointment of Alternate Director
Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the board or committees of the board at which the appointor is not present unless (in the case of an appointee who is not a director) the board has reasonably disapproved the appointment of such person as an alternate director and has given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

Section 15.3    Notice of Meetings
Every alternate director so appointed is entitled to notice of meetings of the board and of committees of the board of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

Section 15.4    Alternate for More Than One Director Attending Meetings
A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)will be counted in determining the quorum for a meeting of the board once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)has a separate vote at a meeting of the board for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)will be counted in determining the quorum for a meeting of a committee of the board once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity; and

(4)has a separate vote at a meeting of a committee of the board for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

Section 15.5    Consent Resolutions
Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

Section 15.6    Alternate Director Not an Agent
Every alternate director is deemed not to be the agent of his or her appointor.

Section 15.7    Revocation of Appointment of Alternate Director
An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

Section 15.8    Ceasing to be an Alternate Director
The appointment of an alternate director ceases when:

(1)his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)the alternate director dies;

(3)the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)the alternate director ceases to be qualified to act as a director; or

(5)his or her appointor revokes the appointment of the alternate director.

Section 15.9    Remuneration and Expenses of Alternate Director
The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

Article 16
POWERS AND DUTIES OF THE BOARD

Section 16.1 Powers of Management
The board must, subject to the BCA and these Articles, manage or supervise the management of the business and affairs of the Company and has the authority to exercise all such powers of the Company as are not, by the BCA or by these Articles, required to be exercised by the shareholders of the Company.

Section 16.2    Appointment of Attorney of Company
The board may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the board, to appoint or remove officers appointed by the board and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the board may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the board thinks fit. Any such attorney may be authorized by the board to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her
Article 17
INTERESTS OF DIRECTORS AND OFFICERS

Section 17.1    Obligation to Account for Profits
A director or senior officer who holds a disclosable interest (as that term is used in the BCA) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCA.

Section 17.2    Restrictions on Voting by Reason of Interest
A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Section 17.3    Interested Director Counted in Quorum
A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of the board at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Section 17.4    Disclosure of Conflict of Interest or Property
A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCA.

Section 17.5    Director Holding Other Office in the Company
A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the board may determine.

Section 17.6    No Disqualification
No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Section 17.7    Professional Services by Director or Officer
Subject to the BCA, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Section 17.8 Director or Officer in Other Corporations
A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the BCA, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

Article 18 PROCEEDINGS OF THE BOARD

Section 18.1    Meetings of the Board
The board may meet for the conduct of business, adjourn and otherwise regulate its meetings as the board thinks fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, as the board may from time to time determine.

Section 18.2    Voting at Meetings
Questions arising at any meeting of the board are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Section 18.3    Chair of Meetings
The following individual is entitled to preside as chair at a meeting of the board:

(1)the chair of the board, if any;

(2)in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)any other director chosen by the directors present if:

(a)neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Section 18.4    Meetings by Telephone or Other Communications Medium
A director may participate in a meeting of the board or of any committee of the board:

(1)in person;

(2)by telephone; or

(3)with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person, or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Section 18.4 is deemed for all purposes of the BCA and these Articles to be present at the meeting and to have agreed to participate in that manner.

Section 18.5    Calling of Meetings
A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the board at any time.

Section 18.6    Notice of Meetings
Other than for meetings held at regular intervals as determined by the board pursuant to Section 18.1 or as provided in Section 18.7, reasonable notice of each meeting of the board, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Section 24.1 or orally or by telephone conversation with that director.

Section 18.7    When Notice Not Required
It is not necessary to give notice of a meeting of the board to a director or an alternate director if:

(1)the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the board at which that director is appointed; or

(2)the director or alternate director, as the case may be, has waived notice of the meeting.

Section 18.8    Meeting Valid Despite Failure to Give Notice
The accidental omission to give notice of any meeting of the board to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

Section 18.9    Waiver of Notice of Meetings
Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the board and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the board need be given to that director or, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the board so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

Attendance of a director or alternate director at a meeting of the board is a waiver of notice of the meeting, unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 18.10 Quorum
The quorum necessary for the transaction of the business at a meeting of the board may be set by the board and, if not so set, is deemed to be set at a majority of the number of directors then in office. If the number of directors is set at one, the quorum is deemed to be set at one director, and that director may constitute a meeting.

Section 18.11 Validity of Acts Where Appointment Defective
Subject to the BCA, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Section 18.12    Consent Resolutions in Writing
A resolution of the board or of any committee of the board may be passed without a meeting:
(1)in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Section 18.12 may be by any written instrument, fax, e-mail or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the board or of any committee of the board passed in accordance with this Section 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of the board or of the committee of the board and to be as valid and effective as if it had been passed at a meeting of the board or of the committee of the board that satisfies all the requirements of the BCA and all the requirements of these Articles relating to meetings of the board or of a committee of the board.

Article 19
EXECUTIVE AND OTHER COMMITTEES

Section 19.1    Appointment and Powers of Executive Committee
The board may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and during the intervals between meetings of the board all of the board's powers are delegated to the executive committee, except:

(1)the power to fill vacancies in the board of directors;

(2)the power to remove a director;

(3)the power to change the membership of, or fill vacancies in, any committee of the board; and

(4)such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

Section 19.2    Appointment and Powers of Other Committees
The board may, by resolution:

(1)appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)delegate to a committee appointed under paragraph (1) any of the board's powers, except:

(a)the power to fill vacancies in the board of directors;

(b)the power to remove a director;

(c)the power to change the membership of, or fill vacancies in, any committee of the board; and

(d)the power to appoint or remove officers appointed by the board; and

(3)make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

Section 19.3    Obligations of Committees
Any committee appointed under Section 19.1 or Section 19.2, in the exercise of the powers delegated to it, must:

(1)conform to any rules that may from time to time be imposed on it by the board; and

(2)report every act or thing done in exercise of those powers at such times as the board may require.

Section 19.4    Powers of Board
The board may, at any time, with respect to a committee appointed under Section 19.1 or Section 19.2:

(1)revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)terminate the appointment of, or change the membership of, the committee; and

(3)fill vacancies in the committee.

Section 19.5    Committee Meetings
Subject to Section 19.3(1) and unless the board otherwise provides in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Section 19.1 or Section 19.2:

(1)the committee may meet and adjourn as it thinks proper;

(2)the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)a majority of the members of the committee constitutes a quorum of the committee; and

(4)questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Article 20 OFFICERS

Section 20.1    Board May Appoint Officers
The board may, from time to time, appoint such officers, if any, as the board determines and the board may, at any time, terminate any such appointment.

Section 20.2    Functions, Duties and Powers of Officers
The board may, for each officer:

(1)determine the functions and duties of the officer;

(2)delegate to the officer any of the powers exercisable by the board on such terms and conditions and with such restrictions as the board thinks fit; and

(3)revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Section 20.3    Qualifications
No officer may be appointed unless that officer is qualified in accordance with the BCA. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board must be a director. Any other officer need not be a director.

Section 20.4    Remuneration and Terms of Appointment
All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

Article 21 INDEMNIFICATION

Section 21.1    Definitions
In this Article 21:

(1)"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)"eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director, alternate director, officer or former officer of the Company (each, an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director or officer of the Company:

(a)is or may be joined as a party; or

(b)is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)"expenses" has the meaning set out in the BCA; and

(4)"officer" means a person appointed by the board as an officer of the Company.

Section 21.2    Mandatory Indemnification of Eligible Parties
Subject to the BCA, the Company must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director, alternate director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Section 21.2.

Section 21.3    Permitted Indemnification
Notwithstanding Section 21.2 and subject to any restrictions in the BCA, the Company may indemnify any person including directors, officers, employees, agents and representatives of the Company.

Section 21.4    Non-Compliance with BCA
The failure of a director, alternate director or officer of the Company to comply with the BCA or these Articles or, if applicable, any former Articles, does not invalidate any indemnity to which he or she is entitled under this Article 21.

Section 21.5    Company May Purchase Insurance
The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)is or was a director, alternate director, officer, employee or agent of the Company;

(2)is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

Article 22 DIVIDENDS

Section 22.1    Payment of Dividends Subject to Special Rights
The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Section 22.2    Declaration of Dividends
Subject to the BCA, the board may from time to time declare and authorize payment of such dividends as it may consider appropriate.

Section 22.3    No Notice Required
The board need not give notice to any shareholder of any declaration under Section 22.2.

Section 22.4    Record Date
The board may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the board passes the resolution declaring the dividend.

Section 22.5    Manner of Paying Dividend
A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

Section 22.6    Settlement of Difficulties
If any difficulty arises in regard to a distribution under Section 22.5, the board may settle the difficulty as it deems advisable, and, in particular, may:

(1)set the value for distribution of specific assets;

(2)determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)vest any such specific assets in trustees for the persons entitled to the dividend.

Section 22.7    When Dividend Payable
Any dividend may be made payable on such date as is fixed by the board.

Section 22.8    Dividends to be Paid in Accordance with Number of Shares
All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Section 22.9    Receipt by Joint Shareholders
If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Section 22.10    Dividend Bears No Interest
No dividend bears interest against the Company.

Section 22.11    Fractional Dividends
If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Section 22.12    Payment of Dividends
Any dividend or other distribution payable in respect of shares will be paid by cheque or by electronic means or by such other method as the directors may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered address of the shareholder, unless the shareholder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at the registered address of the joint shareholder who is first named on the central securities register, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Company is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable, or the amount of tax so deducted is not paid to the appropriate taxing authority.

Section 22.13    Capitalization of Retained Earnings or Surplus
Notwithstanding anything contained in these Articles, the board may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

Article 23
ACCOUNTING RECORDS AND AUDITOR

Section 23.1    Recording of Financial Affairs
The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the BCA.

Section 23.2    Inspection of Accounting Records
Unless the board determines otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Section 23.3    Remuneration of Auditor
The board may set the remuneration of the auditor of the Company.

Article 24 NOTICES

Section 24.1    Method of Giving Notice
Unless the BCA or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the BCA or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)mail addressed to the person at the applicable address for that person as follows:

(a)for a record mailed to a shareholder, the shareholder's registered address;

(b)for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)in any other case, the mailing address of the intended recipient;

(2)delivery at the applicable address for that person as follows, addressed to the person:

(a)for a record delivered to a shareholder, the shareholder's registered address;

(b)for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)in any other case, the delivery address of the intended recipient;

(3)unless the intended recipient is the auditor of the Company, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)unless the intended recipient is the auditor of the Company, sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5)physical delivery to the intended recipient; or

(6)as otherwise permitted by applicable securities legislation.

Section 24.2 Deemed Receipt
A notice, statement, report or other record that is:

(1)mailed to a person by ordinary mail to the applicable address for that person referred to in Section 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2)faxed to a person to the fax number provided by that person referred to in Section 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(3)e-mailed to a person to the e-mail address provided by that person referred to in Section 24.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed.

Section 24.3 Certificate of Sending
A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Section 24.1 is conclusive evidence of that fact.

Section 24.4 Notice to Joint Shareholders
A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

Section 24.5    Notice to Legal Personal Representatives and Trustees
A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)mailing the record, addressed to them:

(a)by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Section 24.6    Undelivered Notices
If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Section 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.
Article 25 SEAL

Section 25.1 Who May Attest Seal
Except as provided in Section 25.2 and Section 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)any two directors;

(2)any officer, together with any director;

(3)if the Company only has one director, that director; or

(4)any one or more directors or officers or persons as may be determined by the board.

Section 25.2 Sealing Copies
For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Section 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the board.

Section 25.3    Mechanical Reproduction of Seal
The board may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as the board may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the BCA or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Section 25.1 to attest the Company's seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

Article 26 PROHIBITIONS

Section 26.1    Definitions
In this Article 26:
(1)"security" has the meaning assigned in the Securities Act;

(2)"transfer restricted security" means

(a)a share of the Company;

(b)a security of the Company convertible into shares of the Company; or

(c)any other security of the Company which must be subject to restrictions on transfer in order for the Company to satisfy the requirement for restrictions on transfer under the "private issuer" exemption of Canadian securities legislation or under any other exemption from prospectus or registration requirements of Canadian securities legislation similar in scope and purpose to the "private issuer" exemption.

Section 26.2    Application
Section 26.3 does not apply to the Company if and for so long as it is a public company.

Section 26.3    Consent Required for Transfer of Shares or Transfer Restricted Securities
No share or other transfer restricted security may be sold, transferred or otherwise disposed of without the consent of the board and the board is not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Article 27
SPECIAL RIGHTS OR RESTRICTIONS ATTACHED TO COMMON SHARES

Section 27.1    Voting
Each Common share shall entitle its holder to one (1) vote at all meetings of the shareholders of the Company (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of these Articles or pursuant to the provisions of the BCA).

Section 27.2    Dividends
Subject to the special rights or restrictions attached to the Preferred Shares of any series, the holders of Common shares shall be entitled to receive, and the Company shall pay thereon such dividends as the directors may from time to time declare in their absolute discretion.

Section 27.3    Liquidation, Dissolution and Winding-up
Subject to the special rights or restrictions attached to the Preferred Shares of any series, the holders of Common shares shall be entitled to receive the remaining property of the Company in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or upon any other return of capital or distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

Article 28
SPECIAL RIGHTS OR RESTRICTIONS ATTACHED TO PREFERRED SHARES

Section 28.1    Issuable in Series
(1)The Preferred Shares may include one or more series.

(2)Subject to Article 28.1(3) and the BCA, from time to time, the directors by resolution or the shareholders by ordinary resolution may, if none of the Preferred Shares of any particular series are issued, alter these Articles and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(a)determine the maximum number of shares of any of those series of Preferred Shares that the Company is authorized to issue, determine that there is no such maximum number, or alter any determination made under this paragraph (a) or otherwise in relation to a maximum number of those shares;

(b)create an identifying name by which the shares of any of those series of Preferred Shares may be identified, or alter any identifying name created for those shares; and

(c)attach or alter special rights or restrictions to the shares of any of those series of Preferred Shares, including, but without limiting or restricting the generality of the foregoing, special rights or restrictions with respect to:

(i)the rate, amount, method of calculation and payment of any dividends, whether cumulative, partly cumulative or non-cumulative, and whether such rate, amount, method of calculation or payment is subject to change or adjustment in the future;

(ii)any rights upon a dissolution, liquidation or winding-up of the Company or upon any other return of capital or distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs;

(iii)any rights of redemption, retraction or purchase for cancellation and the prices and terms and conditions of any such rights;

(iv)any rights of conversion, exchange or reclassification and the terms and conditions of any such rights;

(v)any rights to vote; and

(vi)any other special rights or restrictions, not inconsistent with these share provisions, attaching to such series of Preferred Shares.

(3)No special rights or restrictions attached to any series of Preferred Shares shall confer upon the shares of such series a priority over the shares of any other series of Preferred Shares in respect of dividends or a return of capital in the event of the dissolution of the Company or on the occurrence of any other event that entitles the shareholders holding the shares of all series of the Preferred Shares to a return of capital. The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of dissolution or on the occurrence of any other event that entitles the shareholders holding the shares of all series of the Preferred Shares to a return of capital, rank on a parity with the shares of every other series.